UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2026

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

June 30, 2026 and December 31, 2025

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements June 30, 2026 (non-audited) and December 31, 2025

INDEPENDENT AUDITOR’S REVIEW REPORT

(A free translation from the original in Spanish)

Santiago, July 28, 2026

To the Shareholders and Directors

Embotelladora Andina S.A.

Introduction

We have reviewed the accompanying consolidated interim statement of financial position of Embotelladora Andina S.A. and subsidiaries as of June 30, 2026, and the related consolidated interim statement of income by function and comprehensive income for the three and six-months periods then ended and the consolidated interim statement of changes in equity and statement of direct cash flows for the six month period then ended, and the notes to the consolidated interim financial statements, including material accounting policy information. Management is responsible for the preparation and fair presentation of the consolidated interim financial statements in accordance with IAS 34 "Interim Financial Reporting" incorporated into the Accounting Standards of the International Financial Reporting Standards ("IFRS Accounting Standards"). Our responsibility is to express a conclusion on the consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Chilean Generally Accepted Auditing Standard and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the entity as of June 30, 2026, the results of its operations for the three and six month periods then ended and its cash flows for the six month period then ended in accordance with IAS 34 “Interim Financial Reporting” as incorporated into the IFRS Accounting Standards.

Sergio Tubío L. RUT: 21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Consolidated Interim Statements of Financial Position as of June 30, 2026 (non-audited) and December 31, 2025	1

II.	Consolidated Interim Statements of Income by Function (non-audited)	3

III.	Consolidated Interim Statements of Comprehensive Income (non-audited)	4

IV.	Consolidated Interim Statements of Changes in Equity (non-audited)	5

V.	Consolidated Interim Statements of Direct Cash Flows (non-audited)	6

VI.	Notes to the Consolidated Interim Financial Statements	7

Additional Information Required by the Financial Market Commission (CMF) on Suppliers and Other Accounts Payable

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

June 30, 2026 and December 31, 2025

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of June 30, 2026 and December 31, 2025

ASSETS	NOTE	06.30.2026 (non-audited)	12.31.2025
		ThCh$	ThCh$
Current Assets

Cash and cash equivalents	4	322,077,278	296,539,709
Other financial assets	5	49,326,863	45,974,709
Other non-financial assets	6	27,622,011	15,985,896
Trade and other accounts receivable	7	251,798,979	339,778,498
Accounts receivable from related parties	12.1	8,028,732	15,299,187
Inventory	8	328,413,001	304,550,609
Tax assets	9	9,648,811	14,924,173
Total Current Assets		996,915,675	1,033,052,781

Non-Current Assets
Other financial assets	5	151,025,907	164,370,936
Other non-financial assets	6	81,189,100	82,913,107
Trade and other accounts receivable	7	194,189	187,644
Accounts receivable from related parties	12.1	6,146,748	8,000,924
Investments accounted for using the equity method	14	92,227,484	87,087,871
Intangible assets other than goodwill	15	757,304,711	719,489,720
Goodwill	16	152,215,977	137,128,318
Property, plant, and equipment	11	1,246,925,263	1,179,385,259
Deferred tax assets	10.2	9,331,913	8,788,858
Total Non-Current Assets		2,496,561,292	2,387,352,637

Total Assets		3,493,476,967	3,420,405,418

Notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of June 30, 2026 and December 31, 2025

LIABILITIES AND EQUITY	NOTE	06.30.2026 (non-audited)	12.31.2025
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	60,185,898	62,418,990
Trade and other accounts payable	18	379,347,048	480,396,027
Accounts payable to related entities	12.2	113,943,879	102,102,553
Other provisions	19	3,627,340	2,433,147
Tax liabilities	9	10,288,856	14,207,862
Current provisions for employee benefits	13	50,271,977	68,363,971
Other non-financial liabilities	20	525,754	489,967
Total Current Liabilities		618,190,752	730,412,517
Non-Current Liabilities
Other financial liabilities	17	1,191,405,491	1,191,795,823
Trade and other accounts payable	18	259,160	685,605
Other provisions	19	61,195,470	55,378,062
Deferred tax liabilities	10.2	233,412,711	218,673,311
Non-current provisions for employee benefits	13	24,489,924	23,123,294
Other non-financial liabilities	20	4,282,503	3,782,958
Total Non-Current Liabilities		1,515,045,259	1,493,439,053

EQUITY
Issued capital	21	270,737,574	270,737,574
Retained earnings	21	1,253,670,278	1,169,458,993
Other reserves	21	(204,680,347)	(282,797,770)
Equity attributable to owners of the parent		1,319,727,505	1,157,398,797
Non-controlling interests		40,513,451	39,155,051
Total Equity		1,360,240,956	1,196,553,848
Total Liabilities and Equity		3,493,476,967	3,420,405,418

Notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

For the periods ended June 30, 2026 and 2025

		01.01.2026	01.01.2025	01.04.2026	01.04.2025
	NOTE	06.30.2026 (non-audited)	06.30.2025 (non-audited)	06.30.2026 (non-audited)	06.30.2025 (non-audited)
		ThCh$	ThCh$	ThCh$	ThCh$
Ordinary revenue	25	1,744,444,843	1,612,679,533	820,087,236	738,154,044
Cost of sales	26	(1,046,181,455)	(981,430,201)	(500,909,387)	(458,312,641)
Gross Profit		698,263,388	631,249,332	319,177,849	279,841,403
Other income	27	546,681	4,468,285	231,764	4,179,222
Distribution expenses	26	(155,103,832)	(147,439,818)	(72,846,062)	(67,041,104)
Administrative expenses	26	(300,938,185)	(273,247,136)	(153,096,914)	(132,927,492)
Other expenses, by function	28	(14,729,885)	(13,080,148)	(7,193,074)	(10,277,296)
Other (losses) gains		-	-	-	-
Financial income	29	10,775,827	7,490,626	4,945,644	3,804,210
Financial costs	29	(33,519,303)	(33,826,475)	(17,130,781)	(16,452,803)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,827,443	1,519,293	841,781	139,416
Foreign exchange differences	30	9,304,193	(3,469,534)	942,916	(2,606,773)
Income by indexation units		(14,683,802)	(2,812,400)	(11,650,191)	158,801
Net income before income taxes		201,742,525	170,852,025	64,222,932	58,817,584
Income tax expense	10.1	(65,559,741)	(57,297,423)	(26,782,271)	(22,084,752)
Net income		136,182,784	113,554,602	37,440,661	36,732,832

Net Income attributable to
Owners of the controller		134,902,044	113,589,310	37,259,651	37,233,310
Non-controlling interests		1,280,740	(34,708)	181,010	(500,478)
Net Income		136,182,784	113,554,602	37,440,661	36,732,832

Basic and diluted earnings per share in ongoing operations		CLP	CLP	CLP	CLP
Earnings per Series A share	21.5	135.73	114.29	37.49	37.46
Earnings per Series B share	21.5	149.30	125.72	42.24	41.21

Notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the periods ended June 30, 2026 and 2025

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	(non-audited)	(non-audited)	(non-audited)	(non-audited)
	ThCh$	ThCh$	ThCh$	ThCh$
Other Comprehensive Income:
Profit	136,182,784	113,554,602	37,440,661	36,732,832
Components of other comprehensive income, which will not be reclassified to net income for the period, before tax
Actuarial gains (losses) on defined benefit plans	(550,599)	(140,640)	(398,043)	293,346
Components of other comprehensive income to be reclassified to net income for the period, before tax
Gain (loss) from exchange rate translation differences	87,706,733	(15,092,779)	(11,613,014)	25,825,947
Gain (loss) on cash flow hedges	16,518,387	(2,382,415)	(4,850,669)	8,492,312
Income taxes related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax related to defined benefit plans	148,662	37,973	107,472	(79,203)

Income taxes related to components of other comprehensive income to be reclassified to net income for the period
Income taxes related to conversion exchange differences	(20,630,570)	481,954	9,920,282	(9,586,816)

Income tax related to cash flow hedges	(4,318,455)	1,148,766	1,280,322	(2,222,508)
Other Comprehensive Income, Total	78,874,158	(15,947,141)	(5,553,650)	22,723,078
Comprehensive Income, Total	215,056,942	97,607,461	31,887,011	59,455,910
Comprehensive income attributable to:
Owners of the controller	213,019,467	98,081,709	31,225,607	60,388,639
Non-controlling interests	2,037,475	(474,248)	661,404	(932,729)
Comprehensive Income, Total	215,056,942	97,607,461	31,887,011	59,455,910

Notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the periods ended June 30, 2026 (non-audited) and 2025 (non-audited)

		Other reserves
	Issued Capital	Reserves for exchange differences on translation	Cash Flow Hedge Reserve	Actuarial gains or losses on employee benefits	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of the controller	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 01.01.2026	270,737,574	(681,916,160)	(25,807,096)	(8,226,140)	433,151,626	(282,797,770)	1,169,458,993	1,157,398,797	39,155,051	1,196,553,848
Changes in equity
Comprehensive Income
Profit	-	-	-	-	-	-	134,902,044	134,902,044	1,280,740	136,182,784
Other comprehensive income	-	66,334,891	12,193,158	(410,626)	-	78,117,423	-	78,117,423	756,735	78,874,158
Comprehensive income	-	66,334,891	12,193,158	(410,626)	-	78,117,423	134,902,044	213,019,467	2,037,475	215,056,942
Dividends	-	-	-	-	-	-	(101,377,672)	(101,377,672)	(688,063)	(102,065,735)
Increase (decrease) due to other changes **	-	-	-	-	-	-	50,686,913	50,686,913	8,988	50,695,901
Total changes in equity	-	66,334,891	12,193,158	(410,626)	-	78,117,423	84,211,285	162,328,708	1,358,400	163,687,108
Ending Balance as of 06.30.2026	270,737,574	(615,581,269)	(13,613,938)	(8,636,766)	433,151,626	(204,680,347)	1,253,670,278	1,319,727,505	40,513,451	1,360,240,956

		Other reserves
	Issued Capital	Reserves for exchange differences on translation	Cash Flow Hedge Reserve	Actuarial gains or losses on employee benefits	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of the controller	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2025	270,737,574	(599,259,259)	(11,879,833)	(8,087,069)	433,151,626	(186,074,535)	891,746,153	976,409,192	37,987,828	1,014,397,020
Adjustment for IAS 21*	-	(43,362,869)	-	-	-	(43,362,869)	-	(43,362,869)	(7,532)	(43,370,401)
Equity at the beginning of the period	270,737,574	642,622,128	(11,879,833)	(8,087,069)	433,151,626	(229,437,404)	891,746,153	933,046,323	37,980,296	971,026,619
Changes in equity
Comprehensive Income
Profit	-	-	-	-	-	-	113,589,310	113,589,310	(34,708)	113,554,602
Other comprehensive income	-	(14,201,616)	(1,225,001)	(80,984)	-	(15,507,601)	-	(15,507,601)	(439,540)	(15,947,141)
Comprehensive income	-	(14,201,616)	(1,225,001)	(80,984)	-	(15,507,601)	113,589,310	98,081,709	(474,248)	97,607,461
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) due to other changes **	-	-		-	-	-	40,212,457	40,212,457	(630,314)	39,582,143
Total changes in equity	-	(14,201,616)	(1,225,001)	(80,984)	-	(15,507,601)	153,801,767	138,294,166	(1,104,562)	137,189,604
Ending Balance as of June 30, 2025	270,737,574	(656,823,744)	(13,104,834)	(8,168,053)	433,151,626	(244,945,005)	1,045,547,920	1,071,340,489	36,875,734	1,108,216,223

*Corresponds to the impact of applying the Amendments to IAS 21—Non-Convertibility (see Note 2.23.1).

** Mainly corresponds to the effects of inflation on the equity of our subsidiaries in Argentina (see Note 2.5.1).

Notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Direct Cash Flow Interim Statements

For the periods ended June 30, 2026 and December 31, 2025

		01.01.2026	01.01.2025
Cash flows from (used in) operating activities	NOTE	06.30.2026 (non-audited)	06.30.2025 (non-audited)
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,418,845,606	2,219,177,343
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,643,649,864)	(1,538,395,718)
Payments to and on behalf of employees		(191,439,280)	(180,870,430
Other payments for operating activities (value-added taxes on purchases, sales and others)		(270,389,399)	(270,043,459)
Dividends received		1,000,000	2,694,175
Interest payments		(17,315,636)	(21,339,689)
Interest received		4,506,653	3,033,378
Income tax payments		(58,305,859)	(53,830,544)
Other cash outflows (tax on bank debits Argentina and others)		(5,110,079)	(3,749,530)
Cash flows provided by (used in) Operating Activities		238,142,142	156,675,526
Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		11,237	127,841
Purchase of Property, plant and equipment		(95,275,697)	(112,228,461)
Payment on forward, term option and financial exchange agreements		-	-
Collection on forward, term, option and financial exchange agreements		-	72,785,812
Other (payments) redemptions for (purchases) of financial instruments		420,791	(385,327)
Net cash flows used in investing activities		(94,843,669)	(39,700,135)

Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries		-	-
Proceeds (payments) from short term loans		88,532	27,506,388
Loan payments		-	(29,364,981)
Lease liability payments		(8,081,714)	(4,404,224)
Dividend payments by the reporting entity		(102,471,639)	(140,832,348)
Amounts from the issuance of bonds		-	-
Payment of principal installments on bonds		(9,798,448)	(9,046,303)
Collections (payments) on derivative instruments related to bonds		(5,583,740)	(301,200)
Net cash flows (used in) generated by Financing Activities		(125,847,009)	(156,442,668)
Net increase in cash and cash equivalents before exchange differences		17,451,464	(39,467,277)
Effects of exchange differences on cash and cash equivalents		10,532,638	(582,718
Effects of inflation in cash and cash equivalents in Argentina		(2,446,533)	(1,662,119)
Net increase (decrease) in cash and cash equivalents		25,537,569	(41,712,114)
Cash and cash equivalents – beginning of period	4	296,539,709	248,899,004
Cash and cash equivalents - end of period	4	322,077,278	207,186,890

Notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter "CMF"), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”), and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and throughout the entire territory of Paraguay

In Chile, the territories in which it has TCCC’s franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile, it expires on February 1, 2027; and for the territory in Paraguay, it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on July 28, 2026.

2 – BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1            Accounting principles and basis of preparation

The Company's Consolidated Interim Financial Statements for June 30, 2026 and December 31, 2025, have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (hereinafter “IFRS”) and Interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to Companies reporting under IFRS.

These Consolidated Interim Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Interim Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of June 30, 2026 and December 31, 2025 and the results of operations for the periods from January 1 to June 30, 2026 and 2025, with the statements of changes in equity and cash flows the same periods .

These Consolidated Interim Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2            Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities. The subsidiary companies included in the consolidation are the following:

		Ownership interest (%)
		06.30.2026			12.31.2025
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	100.0	-	100.0	100.0	-	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda. *	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending, Ltd.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	-	66.5	66.5	-	66.5
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.0	50.00	65.0

* As of June 30, Red de Transportes Comerciales Ltda. is in the process of closing its economic activities. As of May 9, 2025, Embotelladora Andina S.A. absorbed its operations

2.              Investments in associates

Ownership interest held by the Group in associates is recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina S.A.

2.4            Financial information by operating segments

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on their geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5            Functional and presentation currency

2.5.1         Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising on items whose fair value gains or losses are recognized in comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these consolidated financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to June 2026 and January to December 2025 amounted to 17.09% and 30.56%, respectively.

2.5.2         Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date, and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statements are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date.
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates," we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Banco de la Nación Argentina (BNA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

2.5.3         Exchange rates

Exchange rates regarding the Chilean peso, calculated using the closing rates for each period and used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	(*) ARS	PGY
06.30.2026	922.21	178.15	0.62	0.152
12.31.2025	907.13	164.86	0.62	0.138
06.30.2025	933.42	171.05	0.77	0.119

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PGY
06.30.2026	892.56	173.35	0.140
06.30.2025	954.64	165.89	0.120

(*) For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6            Property, Plant and Equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

The Company incorporates general and specific interest costs directly attributable to the acquisition, construction, or production of an asset that necessarily takes time to get ready for its intended use. No interest has been recognized for the reported period.

As of June 30, 2026 and December 31, 2025, there are no essential items or fixed assets that are temporarily out of service. Property, plant, and equipment primarily comprise land and buildings, production machinery, cooling equipment, returnable bottles, vehicles, and other auxiliary equipment. All of these elements are integral for the manufacturing, storage, and distribution of beverages.

The Company does not possess any substantial assets that, having reached the end of their depreciation cycle, continue to be utilized as of June 30, 2026 and December 31, 2025. The assets that may eventually be affected by this situation primarily consist of minor assets, such as cooling equipment, returnable bottles, furniture, computers, and lighting, among others.

As of June 30, 2026 and December 31, 2025, the Company utilizes the cost model to measure its property, plant, and equipment. Based on our estimates, the carrying amount does not exceed fair value. Given that the assets are in operational use, they have not suffered any significant impairment, and market prices for similar assets remain stable in the industry. Therefore, no appraisal or revaluation process has been carried out in those fiscal years.

2.7            Intangible assets and goodwill

2.7.1        Goodwill

Goodwill represents the excess of the acquisition cost and non-controlling interest over the fair value of the Group's share in the net identifiable assets of the acquired subsidiary at the acquisition date. Since goodwill is an intangible asset with an indefinite useful life, it is tested for impairment annually and measured at its initial value less any accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2        Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3        Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years. Amortization is recorded in the income statement under cost of sales or administrative expenses, depending on the purpose and use of the software, whether in production processes or administrative functions.

2.8            Impairment of non-financial assets

Assets with indefinite useful lives, such as intangible assets related to distribution rights and goodwill, are not subject to amortization and are tested for impairment annually. These assets are tested more frequently when events or changes in circumstances indicate that impairment may exist.

Assets subject to amortization, as well as land, are tested for impairment whenever there is an event or change in circumstances that indicates that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is defined as the higher of fair value less cost of sales and value in use.

To assess impairment losses, assets are grouped at the lowest level for which there are separately identifiable cash flows (Cash Generating Units—CGUs). In the current year, the recoverable amount of the cash generating units has been determined on the basis of their value in use.

Notwithstanding the above, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been assigned, their recoverability is analyzed systematically at the end of each fiscal year. Indications of impairment may include, among others, changes in legal provisions, variations in the economic environment that affect the business, operating performance indicators, significant movements by competitors, or the disposal of a significant part of a CGU.

Management reviews business performance on a geographic segment basis. Goodwill is monitored at the operating segment level, which includes the various cash-generating units corresponding to operations in Chile, Brazil, Argentina, and Paraguay.

The impairment of distribution rights is monitored geographically at the CGU or CGU group level. This corresponds to the specific territories for which distribution rights for products owned by The Coca-Cola Company have been acquired, as well as other intangible assets with indefinite useful lives.

Cash-generating units or groups of cash-generating units consist of:

•	Operation in Chile; North Zone (Antofagasta, Atacama and Coquimbo), Metropolitan Area, Central Zone (San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
•	Operation in Argentina; San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires;
•	Operation in Brazil: State of Rio de Janeiro and Espirito Santo, Ipiranga territories, and investment in the Sorocaba associate;
•	Operation in Paraguay

Other intangible assets with indefinite useful lives consist of:

•	Comercializadora Novaverde (Guallarauco);
•	AdeS Argentina;
•	AdeS Brazil and investment in the associate Leão Alimentos e Bebidas Ltda.;
•	AdeS Paraguay

To assess whether goodwill has suffered an impairment loss, the Company compares its carrying amount with its recoverable amount and recognizes an impairment loss for the excess of the carrying amount over the recoverable amount. To determine the recoverable amount of CGUs, management considers the discounted cash flow method to be the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2025 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2025 Discount rates
Argentina	21.3%
Chile	7.7%
Brazil	15.8%
Paraguay	12.6%

b)	Other assumptions

The financial projections used to determine the present net value of future cash flows from Cash Generating Units (CGUs) are prepared based on key historical variables and approved budgets for each CGU.

In this context, conservative growth rates are used, considering the structural differences between categories with a high level of maturity, such as carbonated beverages; categories with medium growth, such as water and juices; and categories with lower relative margins, such as alcoholic beverages.

Additionally, the valuation model incorporates explicit projections for a five-year horizon and, for subsequent periods, uses specific perpetuity growth rates per operation. These rates reflect real growth consistent with long-term population and market growth expectations in each geography.

The variables with the highest level of sensitivity in the projections correspond to:

•	the discount rate used to determine the present value of projected cash flows,
•	the perpetuity growth rate, and
•	the EBITDA margins considered for each CGU.

In order to assess the robustness of the impairment test results, sensitivity analyses were performed using variations in the main variables used in the model. The following ranges were considered for these variations.

•	Discount rate: increase or decrease of up to 200 basis points, applied to the rate used to discount future cash flows to present value.
•	Perpetuity growth rate: increase or decrease of up to 25 basis points in the rate used to determine the perpetual growth of future cash flows.
•	EBITDA margin: increase or decrease of up to 150 basis points on the EBITDA margin of operations, applied uniformly to each year of the projected period, corresponding to the years 2026 to 2030.

As a result of the modeling and valuation of the various CGUs, and considering the impairment tests performed as of December 31, 2025, Management has concluded that there is no indication of impairment in any of the Cash Generating Units evaluated.

The recoverable values determined exceed the carrying amounts of the associated assets, even under the sensitivity scenarios applied to the main variables of the model. The projections utilized reflect conservative assumptions and are in line with the historical performance of the markets in which the Company operates.

Based on our ongoing monitoring of cash flows from the various cash-generating units, as of the end of the quarter, we have not identified any signs of impairment requiring us to run our models to determine a material change since the end of 2025.

2.9            Financial instruments

A financial instrument is any contract that gives rise to the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1         Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2         Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage. All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3         Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and
-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10          Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1      Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2      Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3      Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, are not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11          Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12          Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13          Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14          Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15          Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16          Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17          Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as a lessor, nor does it have variable payments as a lessee.

2.18          Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19          Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20          Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC is recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21          Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the fiscal year, which must be ratified unanimously by the General Shareholders' Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company's consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22          Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1      Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2      Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3      Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determined that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written off to its estimated recoverable value.

2.22.5      Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.      Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At the end of the period there were no modifications to the agreements. Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19. Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23         New Standards, Interpretations and Amendments to IFRS

2.23.1      Mandatory standards, interpretations and amendments for the first time for fiscal years beginning on January 1, 2026.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Published in May 2024, this amendment intends to:

•	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•	Clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion;

•	Add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and
•	Make updates to disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Annual Improvements to IFRS Standards – Volume 11. Published in July 2024, these amendments are part of the Annual Improvements to IFRS Accounting Standards. Annual improvements are limited to amendments intended to clarify the wording of an Accounting Standard or to correct minor unintended consequences, omissions, or inconsistencies among the requirements of the IFRS Accounting Standards. The 2024 list of amended Accounting Standards, together with the associated guidance, includes the following:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards.
•	IFRS 7 Financial Instruments: Disclosures.
•	IFRS 9 Financial Instruments.
•	IFRS 10 Consolidated Financial Statements.
•	IAS 7 Statement of Cash Flows.

Amendment to IFRS 9 and IFRS 7: Contracts Referencing Electricity Dependent on Nature. Published in December 2024. These amendments modify the requirements regarding the “own use” criterion and hedge accounting set forth in IFRS 9, and incorporate specific disclosure requirements in IFRS 7. The amendments apply only to contracts that expose the entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as weather conditions). These contracts are referred to as “contracts referencing electricity dependent on natural conditions.”

The adoption of the amendments described above does not have a significant impact on the Company’s interim consolidated financial statements.

Amendments to IAS 21—Non-Convertibility. Published in August 2023, this amendment applies to an entity that has a transaction or operation in a foreign currency that is not exchangeable into another currency for a specified purpose as of the measurement date. A currency is exchangeable into another currency when it is possible to obtain the other currency (within a normal administrative delay), and the transaction is carried out through a market or exchange mechanism that creates enforceable rights and obligations. The amendment establishes the guidance to be applied in determining the exchange rate to be used when a currency is not exchangeable under the circumstances described above.

The consolidated interim financial statements of Embotelladora Andina S.A. as of June 30, 2025, incorporate the changes resulting from the initial application of the amendments to IAS 21—Non-Convertibility.

On April 14, 2025, as part of a new economic plan, the Central Bank of the Argentine Republic (BCRA) announced the lifting of foreign exchange controls.

The elimination of these restrictions on the purchase of foreign currency resulted in greater transparency in the determination of exchange rates and facilitated convergence toward a unified exchange rate. This led to a devaluation of the official exchange rate and a reduction in the exchange rate known as the contado con liquidación (CCL), bringing the two rates closer together.

In accordance with IAS 21—Non-Convertibility, from January 1, 2025, through the date on which the foreign exchange controls were lifted, the income statements and statements of financial position of the subsidiaries in Argentina, whose functional currency is the Argentine peso, were translated into the reporting currency using the exchange rate corresponding to the contado con liquidación (CCL).

The effects of the exchange rates used to translate the functional currency (Argentine pesos) into the reporting currency (Chilean pesos) are as follows:

1.	As of June 30, 2025, the translation of the equity accounts in Argentina was performed using an exchange rate of CLP 0.77, calculated based on the CLP/USD exchange rate of CLP 933.42 and the Free Foreign Exchange Market (MLC) USD exchange rate of ARS 1,205.0, published on June 30, 2025, on the website of Banco de la Nación Argentina (BNA). For additional information regarding translation into the reporting currency, see Note 2.5.2.

2.	For purposes of the initial adjustment (i.e., determining the adjustment as of January 1, 2025), for which the impact was recognized exclusively in the Company's equity, an exchange rate of CLP 0.84 was used, calculated by dividing the CLP/USD exchange rate of CLP 996.46 as of December 31, 2024, by the CCL exchange rate of ARS 1,186.93.

The effect of applying these exchange rates in translating the equity accounts from the functional currency (ARS) into the reporting currency (CLP) amounted to ThCh$43,370,401.

Conversion of equity as of January 1, 2025	CLP/USD	ARS/USD	Exchange Rate	Equity in ARS as of December 31, 2024	Converted Equity (ThCh$)
Official exchange rate	996.46	1,032.00	0.97	344,114,442,067	332,263,829
CCL exchange rate as of January 1	996.46	1,186.93	0.84	344,114,442,067	288,893,428
Difference arising from the translation of opening equity as of January 1, 2025					43,370,401

2.23.2      Standards, interpretations and amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

IFRS 18 Presentation and Disclosures in Financial Statements. Published in April 2024, with mandatory adoption for fiscal years beginning on or after January 1, 2027.

This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the income statement. The key new concepts introduced in IFRS 18 relate to (Mandatory as from January 1, 2027):

•	The structure of the income statement;
•	Disclosures required in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (i.e., performance measures defined by management); and
•	Enhanced principles on aggregation and disaggregation that apply to the principal financial statements and notes overall.

IFRS 19 Subsidiaries without public accountability. This new standard and the associated amendments operate in conjunction with the other IFRS Accounting Standards. An eligible subsidiary applies the requirements set out in the other IFRS Accounting Standards, except for the disclosure requirements, applying instead the reduced disclosure requirements set out in IFRS 19. The reduced disclosure requirements of IFRS 19 seek to balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. The application of IFRS 19 is voluntary for subsidiaries that meet the eligibility criteria.

A subsidiary is considered eligible when it:

•	Has no public liability; and
•	It has a parent or intermediate company that prepares consolidated financial statements available for public use in accordance with IFRS Accounting Standards.

Amendment to IFRS 19, Subsidiaries without Public Accountability: Disclosures.” In developing the condensed disclosure requirements included in IFRS 19, the IASB considered the disclosure requirements contained in the IFRS Accounting Standards in effect as of February 28, 2021. Consequently, at the time IFRS 19 was issued, it did not include simplified versions of the disclosure requirements incorporated or amended after that date. Subsequently, the IASB issued these amendments with the aim of supporting eligible subsidiaries by reducing the disclosure requirements corresponding to standards and amendments issued between February 2021 and May 2024, specifically:

•	IFRS 18, Presentation and Disclosure in Financial Statements;
•	Supplier Financing Agreements (Amendments to IAS 7 and IFRS 7);
•	International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12);
•	Non-interchangeability (Amendments to IAS 21); and
•	Amendments to the classification and measurement of financial instruments (Amendments to IFRS 9 and IFRS 7).

Going forward, IFRS 19 will be amended simultaneously with the issuance or revision of other IFRS Accounting Standards by the IASB

IFRS 20—Regulatory Assets and Regulatory Liabilities. Published in May 2025, this is a new Accounting Standard for entities subject to a specified type of rate regulation. Its objective is to help investors better understand how such rate regulation affects an entity’s financial performance, financial position, and prospects for future cash flows.

Amendments to IAS 21—Translation into a Hyperinflationary Presentation Currency, published in November 2025. These limited-scope amendments specify the translation procedures applicable to an entity whose presentation currency is that of a hyperinflationary economy. An entity applies these amendments when:

•	Its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or
•	It is translating the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy into the currency of a hyperinflationary economy.

The amendments are intended to improve the usefulness and comparability of the resulting financial information by reducing the diversity observed in practice.

Amendment to IAS 28 —The amendment clarifies which investments in associates and joint ventures an entity may measure using the fair value option in IAS 28, Investments in Associates and Joint Ventures, aligning the use of this option with the new requirements for the classification of income and expenses in the statement of profit or loss introduced by IFRS 18. The amendments have a limited scope, addressing only the specific concerns identified by interested parties without changing current practice or creating unintended consequences in other IFRS Accounting Standards.

Company management estimates that the adoption of the standards, interpretations and amendments described above will not have a material impact on the Company's consolidated financial statements in the period of initial application.

Regarding the implementation of IFRS 18—Presentation and Disclosure in Financial Statements, management is conducting a thorough analysis of the potential impact on the company's consolidated financial statements.

3 – FINANCIAL REPORTING BY SEGMENT REPORTING

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses the performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenues associated with Corporate Management have been allocated to the Chilean operation within the soft drinks segment, as Chile is the jurisdiction that manages and incurs corporate expenses, the majority of which would continue to be incurred even if the foreign subsidiaries did not exist. It should be noted that certain corporate expenses, primarily related to technology services, are recharged quarterly to the foreign subsidiaries that benefit from those services. These recharges are recognized as revenue in Chile and as an expense by the segment and subsidiary receiving the services.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment in accordance with IFRS is as follows:

For the period ended June 30, 2026	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	654,526,272	395,149,546	525,752,212	173,016,548	(3,999,735)	1,744,444,843
Cost of sales	(426,389,795)	(211,900,629)	(313,744,471)	(98,146,295)	3,999,735	(1,046,181,455)
Distribution costs	(53,786,725)	(51,636,491)	(39,343,391)	(10,337,225)	-	(155,103,832)
Administrative expenses	(112,581,132)	(86,430,748)	(78,108,825)	(23,817,480)	-	(300,938,185)
Financial income	3,987,357	1,470,281	4,719,996	598,193	-	10,775,827
Financial costs	(17,273,438)	(1,797,629)	(14,448,236)	-	-	(33,519,303)
Share of entity in income of associates accounted for using the equity method, total	(521,859)	-	2,349,302	-	-	1,827,443
Income tax expense	(19,807,938)	(14,401,057)	(26,426,808)	(4,923,938)	-	(65,559,741)
Other income (expenses)	(8,757,842)	(4,690,526)	(7,418,568)	1,304,123	-	(19,562,813)
Net income reported by segment	19,394,900	25,762,747	53,331,211	37,693,926	-	136,182,784

Depreciation and amortization	32,547,956	24,489,589	25,076,951	9,249,937	-	91,364,433

Current assets	544,679,498	130,076,055	247,297,816	74,862,306	-	996,915,675
Non-current assets	899,429,913	370,188,157	853,206,106	373,737,116	-	2,496,561,292
Total assets by segment	1,444,109,411	500,264,212	1,100,503,922	448,599,422	-	3,493,476,967

Carrying amount in associates accounted for using the equity method, total	45,002,149	-	47,225,335	-	-	92,227,484

Purchase of property, plant and equipment	40,737,218	17,663,517	29,750,280	7,124,682	-	95,275,697

Current Liabilities	210,347,582	111,071,123	239,564,844	57,207,203	-	618,190,752
Non-current liabilities	915,161,224	43,663,557	532,935,765	23,284,713	-	1,515,045,259
Total Liabilities by Segment	1,125,508,806	154,734,680	772,500,609	80,491,916	-	2,133,236,011

Cash flows from (used in) operating activities	185,596,914	26,680,985	26,616,510	(752,267)	-	238,142,142
Cash flows from (used in) investing activities	(32,723,241)	(21,064,493)	(32,798,239)	(8,257,696)	-	(94,843,669)
Cash flows from (used in) financing activities	(118,257,651)	(1,175,096)	(2,201,885)	(4,212,377)	-	(125,847,009)

For the period ended June 30, 2025	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	628,704,246	392,592,086	455,974,323	139,348,217	(3,939,339)	1,612,679,533
Cost of sales	(417,880,676)	(213,068,362)	(275,331,179)	(79,254,323)	4,104,339	(981,430,201)
Distribution costs	(51,216,312)	(52,475,394)	(36,299,587)	(7,448,525)	-	(147,439,818)
Administrative expenses	(107,490,058)	(83,340,796)	(63,671,783)	(18,744,499)	-	(273,247,136)
Financial income	1,952,600	723,545	4,149,955	664,526	-	7,490,626
Financial costs	(18,062,829)	(2,299,057)	(13,464,589)	-	-	(33,826,475)
Share of entity in income of associates accounted for using the equity method, total	9,063	-	1,510,230	-	-	1,519,293
Income tax expense	(16,552,377)	(15,698,856)	(21,624,276)	(3,421,914)	-	(57,297,423)
Other income (expenses)	(13,102,859)	(2,570,162)	81,129	698,095	-	(14,893,797)
Net income reported by segment	6,360,798	23,863,004	51,324,223	31,841,577	165,000	113,554,602

Depreciation and amortization	28,930,790	22,994,380	19,103,095	7,103,748	(165,000)	77,967,013

Current assets	386,152,112	130,299,150	241,443,871	60,225,354	-	818,120,487
Non-current assets	878,272,855	353,427,177	774,805,858	287,641,779	-	2,294,147,669
Total assets by segment	1,264,424,967	483,726,327	1,016,249,729	347,867,133	-	3,112,268,156

Carrying amount in associates accounted for using the equity method, total	46,608,096	-	40,760,356	-	-	87,368,452

Purchase of property, plant and equipment	47,670,986	16,246,617	32,323,534	15,987,324	-	112,228,461

Current liabilities	230,493,625	113,592,206	214,616,229	58,874,028	-	617,576,088
Non-current liabilities	928,388,561	44,151,873	395,443,663	18,491,748	-	1,386,475,845
Total liabilities by segment	1,158,882,186	157,744,079	610,059,892	77,365,776	-	2,004,051,933

Cash flows from (used in) operating activities	114,274,369	11,851,942	26,004,018	4,545,197	-	156,675,526
Cash flows from (used in) investing activities	24,857,340	(16,246,617)	(32,323,534)	(15,987,324)	-	(39,700,135)
Cash flows from (used in) financing activities	(151,817,325)	(2,236,858)	(1,695,859)	(692,626)	-	(156,442,668)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	06.30.2026	12.31.2025
	ThCh$	ThCh$
Cash on hand	380,908	287,408
Bank balances	163,802,990	156,192,975
Other fixed-income instruments	157,893,380	140,059,326
Cash and cash equivalents	322,077,278	296,539,709

Other fixed-income instruments consist primarily of investments in short-term, high-credit-rated instruments, such as time deposits and mutual funds, which are highly liquid, have negligible risk of change in value, and can be readily converted into known amounts of cash.

By currency	06.30.2026	12.31.2025
	ThCh$	ThCh$
USD	18,238,237	21,353,466
EUR	314,464	352,273
ARS	14,305,613	11,629,118
CLP	223,686,200	191,155,122
PYG	22,936,969	24,604,036
BRL	42,595,795	47,445,694
Cash and cash equivalents	322,077,278	296,539,709

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Other financial assets are made up of the following:

	Current		Non-current
Other financial assets	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets (1)	46,769,082	45,317,232	2,854,914	2,903,350
Financial assets at fair value (2)	2,557,781	657,477	126,559,710	142,975,857
Other financial assets (3)	-	-	21,611,283	18,491,729
Total	49,326,863	45,974,709	151,025,907	164,370,936

(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current		Non-current
Other non-financial assets	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	17,936,080	9,086,673	812,033	934,715
Tax credit remainder (1) (2)	-	109,096	49,897,941	53,015,476
Judicial deposits	-	-	16,719,881	15,149,522
Other (3)	9,685,931	6,790,127	13,759,245	13,813,394
Total	27,622,011	15,985,896	81,189,100	82,913,107

(1)	In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, which allowed the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2022.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously described for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause ("Subscription Agreement for Shares and Exhibits"), which required RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588 thousand, of which BRL 80,177 thousand correspond to principal and BRL 82,411 thousand correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 thousand was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand.

At the closing date of these financial statements, the amount to be transferred to the former shareholders of Ipiranga is CLP 25,807,343 or BRL 144,863 thousand (CLP 23,882,114 or BRL 144,863 thousand at December 31, 2025). The liability is included in trade accounts and other accounts payables (Note 18).

(2)	The Company obtained a favorable final judgment in the Federal Proceeding No. 5089101-22.2022.4.02.5101, pending before the 30th Federal Court of Rio de Janeiro, recognizing its right to recover the PIS and COFINS credits for payment of an amount higher than the amount owed due to an increase in the basis of calculation (including the amount of a state tax - ICMS-ST). The lawsuit was filed on 11/22/2022 and relates to the credit for the period from 11/22/2017 to 8/26/2024 in the total amount of BRL 200,266,717 (with BRL 144,539,175 corresponding to principal and BRL 55,727,543 corresponding to the monetary adjustment for the Selic rate until 12/31/2024). The total amount of the credit recorded, net of taxes and fees, is CLP 24,951,904 or BRL 155,058 thousand. The Company will initiate procedures before the Receita Federal of Brazil to validate this credit and begin offsetting the federal tax liability.

(3)	Other non-financial assets consist mainly of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, net	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	203,270,986	287,812,236	115,654	132,362
Other debtors	43,172,949	45,776,284	25,038	39,557
Other accounts receivable	5,355,044	6,189,978	53,497	15,725
Total	251,798,979	339,778,498	194,189	187,644

	Current		Non-current
Trade and other receivables, gross	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	208,972,600	292,740,521	115,654	132,362
Other debtors	43,548,254	46,151,589	25,038	39,557
Other accounts receivable	5,945,856	6,470,828	31,537	15,725
Total	258,466,710	345,362,938	172,229	187,644

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	06.30.2026	12.31.2025
	ThCh$	ThCh$
Less than one month old	201,895,926	285,825,868
Between one and three months old	1,289,401	300,575
Between three and six months old	825,727	724,075
Between six and eight months old	4,737,237	5,669,012
Over eight months old	339,963	353,353
Total	209,088,254	292,872,883

The Company has approximately 275,567 customers, who may have balances in the different segments of the stratification. The number of customers is distributed geographically with 72,694 in Chile, 84,145 in Brazil, 66,306 in Argentina, and 52,422 in Paraguay.

The provision for expected credit losses associated with each segment of the current and non-current trade receivables portfolio is as follows:

	06.30.2026
	Credit amount ThCh$	Impairment provision ThCh$	Percentage %
Less than one month old	201,895,926	(1,619,630)	0.80%
Between one and three months old	1,289,401	(329,459)	25.55%
Between three and six months old	825,727	(357,707)	43.32%
Between six and eight months old	4,737,237	(3,080,200)	65.02%
Over eight months old	339,963	(314,618)	92.54%
Total	209,088,254	(5,701,614)

	12.31.2025
	Credit amount ThCh$	Impairment provision ThCh$	Percentage %
Less than one month old	283,967,276	(965,427)	0.34%
Between one and three months old	2,159,167	(592,660)	27.45%
Between three and six months old	724,075	(454,199)	62.73%
Between six and eight months old	5,669,012	(2,590,039)	45.69%
Over eight months old	353,353	(325,960)	92.25%
Total	292,872,883	(4,928,285)

The movement in the allowance for expected credit losses is presented below:

	06.30.2026	12.31.2025
	ThCh$	ThCh$
Opening balance	4,928,285	4,412,999
Increase (decrease)	702,480	1,135,744
Reversal of provision	(122,714)	(569,535)
Increase (decrease) due to foreign currency changes	193,563	(50,923)
Subtotal movements	773,329	515,286
Final balance	5,701,614	4,928,285

The provision for expected credit losses is recorded under administrative expenses in the income statement by function.

8 – INVENTORIES

The composition of inventory balances is as follows:

Description	06.30.2026	12.31.2025
	ThCh$	ThCh$
Raw materials (1)	143,981,157	127,485,242
Finished products	136,342,925	128,636,733
Spare parts and other production supplies	38,348,377	39,602,883
Work in progress	600,477	266,951
Other Inventories	14,244,812	13,085,031
Obsolescence provision (2)	(5,104,747)	(4,526,231)
Total	328,413,001	304,550,609

The cost of inventories recognized as cost of sales as of June 30, 2026 and 2025 amounts to ThCh$ 822,180,958 and ThCh$ 796,103,006 respectively.

(1)	Approximately 80% consists of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in product packaging.

(2)	The obsolescence provision relates mainly to the obsolescence of spare parts classified as inventory and, to a lesser extent, finished products and raw materials. The general rule is to provision all multifunctional spare parts with no turnover in the last four years prior to the technical analysis to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to their expiration date.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax Assets	06.30.2026	12.31.2025
	ThCh$	ThCh$
Provisional monthly payments	355,986	1,569,017
Tax credits	7,319,760	11,402,508
Taxes recoverable from previous years	1,612	18,068
Tax credit surplus	1,964,247	1,934,580
Other taxes recoverable	7,206	-
Total	9,648,811	14,924,173

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	06.30.2026	12.31.2025
	ThCh$	ThCh$
Income tax	10,288,856	14,207,862
Other	-	-
Total	10,288,856	14,207,862

10 – INCOME TAX, DEFERRED TAXES, AND OTHER TAXES

10.1	Income tax expense

The breakdown of income tax expense and deferred taxes is as follows:

Detail	06.30.2026	06.30.2025
	ThCh$	ThCh$
Current tax expense	(56,455,165)	(51,077,006)
Adjustment to current tax relating to a prior period	360,500	(221,505)
Tax expense from withholding taxes on foreign subsidiaries	(7,268,856)	(168,739)
Current tax expense	(63,363,521)	(51,467,250)
Expenses (income) from the creation and reversal of temporary differences for deferred taxes and other items	(2,196,220)	(5,830,173)
Expenses (income) from deferred taxes	(2,196,220)	(5,830,173)
Income tax expense	(65,559,741)	(57,297,423

The distribution of national and foreign tax expense is as follows:

Income taxes	06.30.2026	06.30.2025
	ThCh$	ThCh$
Current taxes
Foreign	(45,653,564)	(37,397,841)
Domestic	(17,709,958)	(14,069,409)
Current tax expense	(63,363,522)	(51,467,250)
Deferred taxes
Foreign	(98,239)	(3,347,202)
Local	(2,097,980)	(2,482,971)
Deferred tax expense	(2,196,219)	(5,830,173)
Income tax expense	(65,559,741)	(57,297,423

The reconciliation of tax expense using the statutory rate with tax expense using the effective rate is as follows:

Reconciliation of effective tax rate	06.30.2026	06.30.2025
	ThCh$	ThCh$
Income before taxes	201,742,525	170,852,025
Income tax expense using the statutory rate (27.0%)	(54,470,482)	(46,130,047
Effect of tax rates in other jurisdictions	(1,551,128)	(2,276,550)
Permanent differences:
Expense for withholding tax on foreign dividends and other non-taxable income	(6,775,445)	(6,588,726)
Non-tax-deductible expenses	(1,816,496)	(1,783,085)
Tax effect of tax overprovision in prior periods	360,500	2,367,114
Effect of tax-related monetary correction for Chilean corporations	(1,858,380)	(2,190,359
Other charges and credits for withholding taxes on foreign subsidiaries	551,690	(695,770)
Adjustments to income tax expense	(9,538,131)	(8,890,826
Income tax expense using the effective tax rate	(65,559,741)	(57,297,423)
Effective tax rate	32.5%	33.5%

The income tax rates applicable in each of the jurisdictions where the Company operates are as follows:

	Rates
Country	2026	2025
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2	Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	06.30.2026		12.31.2025
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant, and equipment	2,530,215	(60,757,545)	2,321,972	(58,716,442)
Obsolescence allowance	1,468,130	-	1,471,678	-
ICMS Exclusion Credit	-	(7,316,075)	-	(8,715,853)
Employee Benefits	4,331,196	-	7,334,254	-
Provision for severance pay	3,671,931	-	3,016,001	-
Tax losses (1)	4,128,954	-	4,079,365	-
Tax goodwill in Brazil (2)	-	(15,518,523)	-	(14,360,929)
Provision for contingencies	30,847,136	-	27,609,103	-
Foreign exchange difference (3)	-	(3,366,753)	-	(1,837,609)
Allowance for doubtful accounts	1,384,614	-	1,136,600	-
Coca-Cola Incentives (Argentina)	243,241	-	366,718	-
Assets and liabilities arising from the issuance of bonds	-	(440,494)	-	(464,794)
Financial Expense	-	(2,292,139)	-	(2,403,056)
Lease liabilities	2,756,283	-	2,819,956	-
Inventories	1,328,370	-	1,447,980	-
Distribution rights (4)	-	(164,732,873)	-	(158,144,238)
Hedge derivatives	82,056	-	-	-
Prepaid revenue	1,050,777	(107,246)	1,629,993	-
Spare parts	-	(11,098,393)	-	(9,711,255)
Intangibles	94,861	(9,429,449)	89,070	(8,311,742)
Others	4,066,033	(7,005,105)	3,779,770	(4,320,995)
Subtotal	57,983,797	(282,064,595)	57,102,460	(266,986,913)
Offsetting of deferred tax assets/(liabilities)	(48,651,884)	48,651,884	(48,313,602)	48,313,602
Total net assets and liabilities	9,331,913	(233,412,711)	8,788,858	(218,673,311)

(1)	Tax losses mainly associated with entities in Chile. Tax losses in Chile have no expiration date.
(2)	Difference due to the tax amortization of goodwill in Brazil.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the mainly in the subsidiaries Embotelladora del Atlántico S.A. and Rio de Janeiro Refrescos Ltda.
(4)	Distribution rights arising from business combinations. See Note 15.

The movements in deferred tax accounts are as follows:

Movement	06.30.2026	12.31.2025
	ThCh$	ThCh$
Opening balance	(209,884,453)	(217,886,336)
Increase (decrease) due to deferred taxes	(7,772,439)	(9,212,483)
Increase (decrease) due to foreign currency fluctuations (*)	(6,423,905)	17,214,366
Total movements	(14,196,344)	8,001,883
Final balance	(224,080,797)	(209,884,453)

(*) Includes the effect of IAS 29 due to inflation in Argentina.

11 – PROPERTY, PLANT, AND EQUIPMENT

The breakdown of property, plant, and equipment at the end of each period is as follows:

Property, plant, and equipment, gross	06.30.2026	12.31.2025
	ThCh$	ThCh$
Construction in progress	64,456,243	71,046,048
Land	169,889,090	169,299,053
Buildings	511,540,132	462,387,416
Plant and equipment	1,084,565,318	979,677,819
Information technology equipment	46,995,467	42,776,522
Fixed installations and accessories	66,428,967	61,907,492
Vehicles	108,376,877	100,693,925
Leasehold improvements	525,712	456,829
Right of use	119,255,960	110,230,009
Other property, plant, and equipment (1)	610,164,110	538,439,121
Total Gross Property, Plant, and Equipment	2,782,197,876	2,536,914,234

Accumulated depreciation of Property, plant, and equipment	06.30.2026	12.31.2025
	ThCh$	ThCh$
Buildings	(174,944,570)	(158,944,387)
Plant and equipment	(686,573,814)	(613,239,881)
Information technology equipment	(34,766,596)	(31,367,812)
Fixed installations and accessories	(45,237,868)	(38,045,449)
Vehicles	(69,154,643)	(61,118,362)
Leasehold improvements	(409,647)	(421,224)
Right-of-use	(85,340,470)	(78,840,844)
Other property, plant, and equipment (1)	(438,845,005)	(375,551,016)
Total accumulated depreciation	(1,535,272,613)	(1,357,528,975)

Total net property, plant, and equipment	1,246,925,263	1,179,385,259

(1)	The net balance of each of these categories is presented below:

Other property, plant, and equipment, net	06.30.2026	12.31.2025
	ThCh$	ThCh$
Containers	52,253,097	49,435,791
Promotional and marketing assets (market assets)	77,569,766	79,493,295
Other property, plant, and equipment	41,496,242	33,959,019
Total	171,319,105	162,888,105

11.1	Movements

The details of the movements in Property, plant, and equipment are as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and fixtures, net	Vehicles, net	Leasehold improvements, net	Other	Right of use assets, net (1)	Property, plant, and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2026	71,046,048	169,299,053	303,443,029	366,437,938	11,408,710	23,862,043	39,575,563	35,605	162,888,105	31,389,165	1,179,385,259
Additions	37,626,915	-	7,839	7,617,836	1,133,904	-	332,461	-	28,847,694	-	75,566,649
Additions to right-of-use assets	-	-	-	-	-	-	-	-	-	7,552,735	7,552,735
Expropriations	-	(1,308,796)	(12,415)	(10,474)	(50,570)	-	(99,323)	-	(993,068)	(336)	(2,474,982)
Transfers between property, plant, and equipment accounts	(47,849,505)	(6,607,980)	19,208,148	24,596,979	1,004,648	3,770,416	1,469,179	100,598	4,356,428	(48,911)	-
Transfers of rights of use	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,552,597)	(29,601,780)	(2,270,605)	(1,999,926)	(3,808,061)	(25,101)	(32,328,157)		(77,586,227)
Amortization										(7,799,451)	(7,799,451)
Increase (decrease) in foreign currency exchange (2)	6,035,493	8,506,813	21,501,558	31,729,760	1,019,693	(4,441,434)	1,752,415	4,963	14,227,919	2,778,182	83,115,362
Other increases (decreases)	(2,402,708)	-	-	(2,778,755)	(16,909)	-	-	-	(5,679,816)	44,106	(10,834,082)
Total movements	(6,589,805)	590,037	33,152,533	31,553,566	820,161	(2,670,944)	(353,329)	80,460	8,431,000	2,526,325	67,540,004
Ending balance at 06.30.2026	64,456,243	169,889,090	336,595,562	397,991,504	12,228,871	21,191,099	39,222,234	116,065	171,319,105	33,915,490	1,246,925,263

(1)	Assets for rights of use are composed as follows:

Right-of-use	Gross assets	Accumulated Depreciation	Net assets
	ThCh$	ThCh$	ThCh$
Construction and buildings	28,329,577	(17,299,837)	11,029,740
Plant and equipment	61,209,262	(46,395,572)	14,813,690
Information Technology Equipment	1,430,675	(942,846)	487,829
Motor vehicles	23,040,132	(15,474,357)	7,565,775
Other	5,246,314	(5,227,858)	18,456
Total	119,255,960	(85,340,470)	33,915,490

Interest expense on lease liabilities at June 30, 2026 amounts to ThCh$ 1,426,521

(2)	Includes the effect of applying IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and fixtures, net	Vehicles, net	Leasehold improvements, net	Other	Right-of-use assets, net (1)	Property, plant, and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2025	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572
Additions	153,726,539	6,833,918	1,937,584	34,166,824	1,821,997	228,399	5,346,923	3,979	57,682,883	112,162	261,861,208
Additions Rights of use	-	-	-	-	-	-	-	-	-	14,866,967	14,866,967
Expropriations	-	(1,304,279)	(180,482)	(18,737)	(332,071)	(1,129)	(507,330)	(77,551)	(2,613,192)	(1,492,609)	(6,527,380)
Transfers between property, plant and equipment items	(212,563,731)	42,192,551	39,191,443	106,172,216	3,249,288	2,064,175	6,584,016	14,303	12,460,788	634,951	-
Transfers of rights of use	-	-	-	-	-	-	-	-	-		-
Depreciation expense	-	-	(12,198,794)	(43,527,400)	(3,866,130)	(3,178,635)	(7,075,795)	(29,917)	(63,936,295)		(133,812,966)
Amortization										(15,610,664)	(15,610,664)
Increase (decrease) in foreign currency exchange (2)	2,574,353	(2,319,084)	(7,956,750)	(5,999,481)	(258,483)	(2,991,300)	(75,085)	1,483	(11,247,906)	(2,085,870)	(30,358,123)
Other increases (decreases)	(906,911)	-	(75,050)	(2,890,860)	134,506	-	73,771	39,272	(5,027,217)	(154,866)	(8,807,355)
Total movements	(57,169,750)	45,403,106	20,717,951	87,902,562	749,107	(3,878,490)	4,346,500	(48,431)	(12,680,939)	(3,729,929)	81,611,687
Ending balance at 12.31.2025	71,046,048	169,299,053	303,443,029	366,437,938	11,408,710	23,862,043	39,575,563	35,605	162,888,105	31,389,165	1,179,385,259

(1)	Assets for rights of use are composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Construction and buildings	26,649,116	(15,136,605)	11,512,511
Plant and equipment	57,140,853	(43,275,289)	13,865,564
Information Technology Equipment	1,276,895	(688,920)	587,975
Motor vehicles	20,037,359	(14,633,305)	5,404,054
Other	5,125,786	(5,106,725)	19,061
Total	110,230,009	(78,840,844)	31,389,165

Interest expense on lease liabilities at December 31, 2025 period amounts to ThCh$ 2,817,626

(2)	Includes the effect of applying IAS 29 in Argentina

12 – RELATED PARTIES

The balances and main transactions with related parties are as follows:

12.1	Accounts receivable:

					06.30.2026		12.31.2025
Tax ID No	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Coca-Cola Embonor S.A.	Related to shareholders	Chile	CLP	2,075,402	-	6,035,391	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	2,129,475	-	3,307,047	-
Foreign	Sorocaba Refrescos	Related to shareholders	Brazil	BRL	1,336,704	-	1,040,634	-
76.140.057-6	Monster Energy Company - CHILE	Associate	Chile	CLP	1,188,889	-	4,100,327	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	325,858	-	325,590	-
96.517.210-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	CLP	296,839	-	234,850	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	-	105,812	-	113,897
76.572.588-7	Coca-Cola del Valle New Ventures, S.A.	Associate	Chile	CLP	35,414	-	28,099	-
Foreign	The Coca-Cola Export Corporation	Related to shareholders	Panama	USD	640,151	-	227,249	-
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	BRL	-	6,040,936	-	7,887,027
Total					8,028,732	6,146,748	15,299,187	8,000,924

12.2	Accounts payable:

					06.30.2026		12.31.2025
Tax ID No	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	BRL	33,537,472	-	42,154,575	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	38,416,041	-	24,722,659	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	15,914,324	-	7,650,174	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	5,932,931	-	6,846,917	-
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	9,209,565	-	5,313,923	-
Foreign	Monster Energy Company Chile LTDA	Related to shareholders	Chile	CLP	4,530,120	-	10,014,011	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	1,238,769	-	2,076,467	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Related to shareholders	Brazil	BRL	2,664,235	-	1,035,480	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	584,052	-	569,282	-
96.891.720-K	Embonor S.A.	Related to shareholders	Chile	CLP	-	-	400,514	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	94,402	-	86,331	-
Foreign	The Coca-Cola Export Corporation	Related to shareholders	Panama	USD	514,400	-	24,836	-
Foreign	Monster Energy Company – USA	Shareholder-related	USA	USD	-	-	117,130	-
Foreign	Alimentos de Soja S.A.U.	Related to shareholders	Argentina	ARS	4,155	-	4,383	-
Foreign	Circular PET	Related to shareholders	Argentina	ARS	1,225,756	-	1,085,871	-
Foreign	The Coca-Cola Export Corporation	Related to shareholders	USA	USD	77,657	-	-	-
Total					113,943,879	-	102,102,553	-

12.3	Transactions:

Tax ID No	Company	Relationship	Country	Transaction Description	Currency	Accumulated as of 06.30.2026	Accumulated as of 12.31.2025
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	95,994,237	213,851,424
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchases of advertising and other services	CLP	13,659,705	13,320,924
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	3,346,267	7,679,375
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and other	CLP	1,918,432	4,278,747
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	-	37,089
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	14,221,966	30,038,122
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	16,550,850	30,703,543
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchases of services and other	CLP	554,340	486,300
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	5,518,438	12,011,983
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sales of packaging/raw materials	CLP	15,254,171	16,715,662
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	41,546,586	87,478,527
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and other	CLP	-	238,660
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and supplies	CLP	34,695	1,908
96.891.720-K	Embonor S.A.	Related to shareholders	Chile	Minimum dividend	CLP	-	400,514
96.517.310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Sales of finished products	CLP	2,856,321	5,988,320
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchases raw materials and supplies	CLP	3,433	-
94.627.000-8	Parque Arauco S.A	Related to director	Chile	Leasie of space	CLP	161,794	156,419
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Purchase of concentrate	BRL	101,597,335	180,971,905
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Water source lease	BRL	2,294,428	2,203,663
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	ARS	51,543,105	96,292,733
Foreign	KAIK Participações	Associate	Brazil	Reimbursements and other purchases	BRL	6,721	18,332
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	750,589	1,198,082
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchase	BRL	1,616,329	2,572,446
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and other	CLP	35,112	68,300
76.572.588-7	Coca-Cola Del Valle New Ventures, S.A.	Associate	Chile	Purchase of services and other	CLP	1,727,749	6,628,720
Foreign	Alimentos de Soja S.A.U.	Related to shareholders	Argentina	Purchase of products	ARS	-	85,519
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	-	49,285
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	6,123,413	15,722,283
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sales, Service, and Other	CLP	162,844	1,756,230
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	10,620,892	290,717
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising and other services	CLP	2,171,014	4,669,640
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Maintenance of cold equipment	CLP	152,543	297,694
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	252,656	319,620
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	67,939	-
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Associate	Brazil	Purchase of Products	BRL	2,405,477	3,661,249
33-0520613	Monster Energy Company - USA	Associate	United States	Purchase of advertising materials	CLP	5,625	266,407
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of advertising and other services	CLP	1,433,889	4,115,760
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of advertising and other services	CLP	184,339	133,920
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of finished products	CLP	19,945,021	37,964,829
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of finished products	CLP	6,295,567	14,159,245
Foreign	The Coca-Cola Export Corporation Panama	Related to shareholders	Chile	Purchase of products and other	CLP	2,368,538	6,294,079
Foreign	The Coca-Cola Export Corporation Panama	Related to shareholders	Chile	Sale of finished products	CLP	1,599,422	2,699,495
Foreign	Circular PET S.A.	Related to shareholders	Paraguay	Purchase of raw materials and other	PYG	2,360,472	5,060,587
Foreign	Circular PET S.A.	Related to shareholders	Paraguay	Sale of finished products	PYG	-	152,673
97018000-1	Scotiabank Chile	Related to Director	Chile	Purchase of services - Bank charges	CLP	27,598	36,802

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	06.30.2026	06.30.2025
	ThCh$	ThCh$
Executive salaries, wages, and benefits	11,237,845	10,954,594
Directors' allowance	1,138,372	969,480
Total	12,376,217	11,924,074

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

The composition of employee benefits is as follows:

Description	06.30.2026	12.31.2025
	ThCh$	ThCh$
Vacation allowance	30,797,308	30,398,649
Participation in profits and bonuses	19,063,412	40,149,627
Severance indemnity	24,901,181	20,938,989
Total	74,761,901	91,487,265

	ThCh$	ThCh$
Current	50,271,977	68,363,971
Non-current	24,489,924	23,123,294
Total	74,761,901	91,487,265

13.1	Severance indemnities

The movements in employee benefits, valued in accordance with note 2, are as follows:

Movements	06.30.2026	12.31.2025
	ThCh$	ThCh$
Opening balance	20,938,989	17,976,164
Costs for services	587,640	1,022,593
Interest expenses	437,991	824,574
Actuarial variations	3,773,600	2,181,453
Benefits paid	(837,039)	(1,065,795)
Total	24,901,181	20,938,989

13.1.1	Assumptions

The actuarial assumptions used are as follows:

Assumptions	06.30.2026	12.31.2025
Discount rate	2.30%	2.30%
Expected wage increase rate	2.0%	2.0%
Turnover rate	5.23%	5.23%
Mortality rate	RV-2020	RV-2020
Retirement age for women	60 years	60 years
Retirement age for men	65 years	65 years

13.2	Employee expenses

Employee expenses included in the consolidated income statement are as follows:

Description	06.30.2026	06.30.2025
	ThCh$	ThCh$
Wages and salaries	188,184,412	175,717,696
Employee benefits	49,700,092	46,440,166
Severance benefits	4,089,057	3,119,497
Other personnel expenses	16,142,235	14,224,019
Total	258,115,796	239,501,378

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in other entities are accounted for using the equity method. Description of investments in other entities are as follows:

			Currency	Investment Value		Ownership interest
Tax ID	Name	Country	functional	06.30.2026	12.31.2025	06.30.2026	12.31.2025
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,778,021	21,528,332	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	14,063,600	12,300,684	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	522,814	477,422	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	56,530	52,747	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	32,582,234	28,615,001	40.00%	40.00%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	23,224,285	24,113,685	35.00%	35.00%
Total				92,227,484	87,087,871

(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates in addition to investing in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2	Movements

The movement in investments in other entities accounted for using the equity method is as follows:

Description	06.30.2026	12.31.2025
	ThCh$	ThCh$
Opening balance	87,087,871	85,192,710
Dividends declared	(680,061)	(2,494,325)
Share in operating income	2,389,531	3,558,989
Other Increase (decrease) in investments in associates*	3,430,143	830,497
Final balance	92,227,484	87,087,871

*Mainly due to foreign currency exchange

The main movement in 2025 is attributable to dividends declared by Envases CMF S.A. and Sorocaba Refrescos S.A.

14.3	Reconciliation of share of profit in investments in associates

Description	06.30.2026	06.30.2025
	ThCh$	ThCh$
Equity income from associates	2,389,531	1,942,542
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(562,088)	(423,249)
Balance on income statement	1,827,443	1,519,293

14.4	Summary information on associates

The tables below reflect the amounts presented in the financial statements of relevant associates and not the Company's share in those amounts.

As of June 30, 2026

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets	59,552,444	61,111,155	-	24,302	114,587,297	21,009,794
Long-term assets	62,406,631	157,706,651	4,618,617	336,250	40,496,530	59,289,464
Total assets	121,959,075	218,817,806	4,618,617	360,552	155,083,827	80,299,258
Short-term liabilities	49,609,822	35,894,666	-	219,228	17,185,940	4,934,961
Long-term liabilities	28,793,212	116,366,696	-	-	18,523,280	663,899
Total liabilities	78,403,034	152,261,362	-	219,228	35,709,220	5,598,860
Total equity	43,556,041	66,556,444	4,618,617	141,324	119,374,607	74,700,398
Total revenue from ordinary activities	52,102,653	69,554,780	28,228	-	37,859,342	13,102,012
Net income before tax	2,944,229	(23,401,713)	28,228	(977)	5,726,918	(616,803)
Net income after tax	1,859,501	5,704,179	28,228	(977)	3,340,184	(564,334)
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	1,859,501	4,498,957	28,228	137,761	119,374,607	(564,334)

Reporting date (See Note 2.3)	06.30.2026	05.31.2026	05.31.2026	05.31.2026	05.31.2026	05.31.2026

As of December 31, 2025:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Coca-Cola del Valle New Ventures, S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets	72,167,490	50,064,605	-	22,489	96,906,836	17,614,937
Long-term assets	51,832,845	141,566,318	4,217,622	312,253	36,590,434	64,483,616
Total assets	124,000,335	191,630,923	4,217,622	334,742	133,497,270	82,098,553
Short-term liabilities	62,749,655	30,877,411	-	202,875	15,584,247	4,805,485
Long-term liabilities	18,194,015	89,216,055	-	-	14,401,812	51,181
Total liabilities	80,943,670	120,093,466	-	202,875	29,986,059	4,856,666
Total equity	43,056,665	71,537,457	4,217,622	131,867	103,511,211	77,241,887
Total revenue from ordinary activities	98,798,530	64,366,387	295,705	-	91,399,044	32,188,143
Net income before tax	2,722,024	(21,656,078)	269,415	(1,990)	15,678,822	(4,606,255)
Net income after tax	2,132,919	5,278,680	269,415	(1,990)	11,146,912	(4,686,412)
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	2,132,919	14,109,154	269,415	128,570	(95,674,778)	(4,686,412)

Reporting date (See Note 2.3)	12.31.2025	11.30.2025	11.30.2025	11.30.2025	11.30.2025	11.30.2025

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

The breakdown of intangible assets other than goodwill is as follows:

	June 30, 2026			December 31, 2025
	Gross	Accumulated	Net	Gross	Accumulated	Value
Detail	Value	Amortization	Value	Value	Amortization	Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	713,031,267	(3,959,421)	709,071,846	678,725,549	(3,959,421)	674,766,128
Software	92,816,628	(51,408,695)	41,407,933	81,995,907	(43,689,632)	38,306,275
Water rights	575,825	-	575,825	587,432	-	587,432
Trademarks with indefinite useful life (2)	6,235,241	-	6,235,241	5,770,128	-	5,770,128
Trademarks with a defined useful life (3)	1,297,378	(1,290,511)	6,867	1,297,378	(1,249,433)	47,945
Other	549,990	(542,991)	6,999	514,298	(502,486)	11,812
Total	814,506,329	(57,201,618)	757,304,711	768,890,692	(49,400,972)	719,489,720

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, and are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	06.30.2026	12.31.2025
	ThCh$	ThCh$
Chile (excluding the Metropolitan Region, Rancagua, and San Antonio)	300,305,728	300,305,728
Brazil (Rio de Janeiro, Espirito Santo, Riberão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	179,931,249	166,509,395
Paraguay	224,574,670	204,305,759
Argentina (North and South)	4,260,199	3,645,246
Total	709,071,846	674,766,128

The movement in intangible asset balances is as follows:

	June 30, 2026
	Distribution	IT	Water	Trademarks Indefinite	Trademarks Defined
Description	Rights	Programs	Rights	useful life	useful life	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	674,766,128	38,306,275	587,432	5,770,128	47,945	11,812	719,489,720
Additions	-	7,594,630	-	-	-	-	7,594,630
Amortization	-	(5,978,755)	-	-	-	-	(5,978,755)
Impairment	-	-	-	-	-	-	-
Other increases (decreases) (1)	34,305,718	1,485,783	(11,607)	465,113	(41,078)	(4,813)	36,199,116
Ending balance	709,071,846	41,407,933	575,825	6,235,241	6,867	6,999	757,304,711

	December 31, 2025
	Distribution	IT	Water	Trademarks Indefinite	Trademarks Defined
Description	Rights	Programs	Rights	useful life	useful life	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630
Additions	-	17,486,264	-	-		3,837	17,490,101
Amortization	-	(9,647,597)	-	-	(170,266)	-	(9,817,863)
Other increases (decreases) (1)	19,164,027	(868,131)	-	137,956	-	-	18,433,852
Ending balance	674,766,128	38,306,275	587,432	5,770,128	47,945	11,812	719,489,720

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

The breakdown of the movement in goodwill is as follows:

Cash-generating unit	01.01.2026	Foreign currency translation differences	06.30.2026
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	67,275,336	5,340,595	72,615,931
Argentine Operation	52,677,304	8,886,660	61,563,964
Paraguayan operations	8,672,655	860,404	9,533,059
Total	137,128,318	15,087,659	152,215,977

Cash-generating unit	01.01.2025	Foreign currency translation differences	12.31.2025
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	65,691,285	1,584,051	67,275,336
Argentine Operation	62,487,785	(9,810,481)	52,677,304
Paraguayan operations	7,999,327	673,328	8,672,655
Total	144,681,420	(7,553,102)	137,128,318

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

The breakdown is as follows:

	Balance
	Current		Non-current
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1)	11,437,042	11,820,186	107,666,174	104,960,991
Bonds payable, net (1) (Note 17.2)	19,828,848	23,808,205	1,007,327,298	991,600,601
Bottle guaranty deposits(2)	13,786,642	13,546,983	-	-
Derivative contract liabilities (Note 17.3)	2,377,267	3,617,715	59,825,198	76,644,920
Lease liabilities (Note 17.4.1-2)	12,756,099	9,625,901	16,586,821	18,589,311
Total	60,185,898	62,418,990	1,191,405,491	1,191,795,823

(1) Net values of issuance expenses and discounts associated with placement.

(2) See Note 2.18 for further information on the liability.

The fair values of financial assets and liabilities are presented below:

Current	Book value 06.30.2026	Fair value 06.30.2026	Book value 12.31.2025	Fair value 12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	322,077,278	322,077,278	296,539,709	296,539,709
Financial assets at fair value (1)	2,557,781	2,557,781	657,477	657,477
Trade debtors and other accounts receivable (2)	251,798,979	251,798,979	339,778,498	339,778,498
Accounts receivable related companies (2)	8,028,732	8,028,732	15,299,187	15,299,187
Bank liabilities (2)	11,437,042	11,450,988	11,820,186	11,841,930
Bonds payable (2)	19,828,848	19,753,349	23,808,205	23,998,353
Bottle guaranty deposits (2)	13,786,642	13,786,642	13,546,983	13,546,983
Forward contracts liabilities (see Note 22) (1)	2,377,267	2,377,267	3,617,715	3,617,715
Leasing agreements (2)	12,756,099	12,756,099	9,625,900	9,625,900
Accounts payable (2)	379,347,048	379,347,048	480,396,027	480,396,027
Accounts payable related companies (2)	113,943,879	113,943,879	102,102,553	102,102,553

Non-current	Book value 06.30.2026	Fair value 06.30.2026	Book value 12.31.2025	Fair value 12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	126,559,710	126,559,710	142,975,857	142,975,857
Non-current accounts receivable (2)	194,189	194,189	187,644	187,644
Accounts receivable related companies (2)	6,146,748	6,146,748	8,000,924	8,000,924
Bank liabilities (2)	107,666,174	105,763,886	104,960,991	103,525,192
Bonds payable (2)	1,007,327,298	961,118,594	991,600,601	962,462,012
Leasing agreements (2)	16,586,821	16,586,821	18,589,311	18,589,311
Non-current accounts payable (2)	259,160	259,161	685,605	685,605
Derivative contracts liabilities (see Note 22) (1)	59,825,198	59,825,198	76,644,920	76,644,920

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

Reconciliation between the opening and closing balances of liabilities arising from financing activities.

	Reconciliation of financial liabilities as of June 30, 2026
		Changes with effect on cash		Changes other than cash
	Balance as of 01.01.2026	New financing	Financing payment *	Debt adjustment due to UF and/or exchange rate variation (USD/CHF)	Interest accrual	Additions	Reclassification long-term to short-term	Fair value changes	Other variations	Balance as of 06.30.2026
Current bank liabilities	11,820,186	88,532	(2,434,724)	262,761	1,700,287	-	-	-	-	11,437,042
Current bank liabilities	104,960,991	-	-	2,580,179	125,004	-	-	-	-	107,666,174
Current bonds	23,808,205	-	(21,592,175)	425,017	17,187,801	-	-	-	-	19,828,848
Non-current bonds	991,600,601	-	(2,305,472)	18,032,169	-	-	-	-	-	1,007,327,298
Current lease liabilities	9,625,901	-	(6,411,323)	(420,397)	1,496,677	3,299,183	5,166,058	-	-	12,756,099
Non-current lease liabilities	18,589,311	-	(1,670,391)	508,923	-	4,325,036	(5,166,058)	-	-	16,586,821
Non-current derivative contract liabilities	76,644,920	-	(6,365,453)	-	5,954,209	-	-	(16,408,478)	-	59,825,198
Total	1,237,050,115	88,532	(40,779,538)	21,388,652	26,463,978	7,624,219	-	(16,408,478)	-	1,235,427,480

Cash flow balance as of June 2026	ThCh$
Interest paid	(17,315,636)
Loan payments	-
Payments on lease liabilities	(8,081,714)
Payment of principal on bonds issued to the public	(9,798,448)
Proceeds from loans	88,532
Proceeds (payments) from derivative instruments related to bonds	(5,583,740)

	Reconciliation of financial liabilities as of December 31, 2025
		Changes with effect on cash		Changes other than cash
	Balance as of 01.01.2025	New financing	Financing payment *	Debt adjustment due to UF and/or exchange rate variation (USD/CHF)	Interest accrual	Additions	Reclassification long-term to short-term	Fair value changes	Other variations	Balance as of 12.31.2025
Current bank liabilities	56,401,282	48,354,775	(94,580,375)	(2,879,729)	4,524,233	-	-	-	-	11,820,186
Current bank liabilities	-	104,800,000	-	160,991	-	-	-	-	-	104,960,991
Current bonds	29,800,608	-	(49,280,177)	1,038,273	35,410,394	-	6,839,107	-	-	23,808,205
Non-current bonds	1,003,864,048	-	(4,228,479)	(1,195,861)	-	-	(6,839,107)	-	-	991,600,601
Current lease liabilities	9,631,011	-	(11,783,584)	(4,742,651)	2,830,185	10,730,323	2,960,617	-	-	9,625,901
Non-current lease liabilities	20,891,121	-	(2,662,826)	(551,047)	-	3,872,680	(2,960,617)	-	-	18,589,311
Non-current derivative contract liabilities	41,788,078	-	(14,472,986)	-	18,418,012	-	-	30,911,816	-	76,644,920
Total	1,162,376,148	153,154,775	(177,008,427)	(8,170,024)	61,182,824	14,603,003	-	30,911,816	-	1,237,050,115

Cash flow balance as of December 2025	ThCh$
Interest paid	(57,331,558)
Loan payments	(84,947,461)
Payments on lease liabilities	(14,446,410)
Payment of principal on bonds issued to the public	(18,425,349)
Proceeds from loans	153,154,775
Proceeds (payments) from derivative instruments related to bonds	(1,857,649)

*Financing payments include both interest and principal on the debt.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

										Maturity		Total
Debtor			Creditor				Type of	Nominal	Effective	Up to	90 days to	at	at
Tax ID	Name	Country	Tax ID No	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	06.30.2026	12.31.2025
										ThCh$	ThCh$	ThCh$	ThCh$
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannual	5.18%	5.18%	-	-	-	1,501,511
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	At maturity	5.14%	5.14%	5,070,620	-	5,070,620	-
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	At maturity	5.14%	5.14%	1,521,119	-	1,521,119	-
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	At maturity	5.17%	5.17%	1,014,177	-	1,014,177	-
77.427.659-9	Re-Ciclar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	At maturity	5.21%	5.21%	1,521,186	-	1,521,186	-
77.427.659-9	Re-Ciclar S.A.	Chile	97.080.000-K	Banco Bice	Chile	CLP	At maturity	5.23%	5.23%	-	-	-	1,001,017
77.427.659-9	Re-Ciclar S.A.	Chile	97.080.000-K	Banco Bice	Chile	CLP	At maturity	5.23%	5.23%	-	-	-	5,005,811
77.427.659-9	Re-Ciclar S.A.	Chile	97.080.000-K	Banco Bice	Chile	CLP	At maturity	5.23%	5.23%	-	-	-	1,501,743
77.427.659-9	Re-Ciclar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	At maturity	6.54%	6.54%	333,540	-	333,540	340,080
91.144.000-8	Embotelladora Andina S.A.	Chile	Foreign	Bank of America N.A.	Chile	UF	At maturity	2.84%	3.14%	-	1,065,902	1,065,902	1,052,897
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	1.50%	-	822,440	822,440	1,379,548
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	1.50%	-	-	-	37,579
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia	Argentina	USD	At maturity	11.0%	11.0%	88,058	-	88,058
											Total	11,437,042	11,820,186

17.1.2 Bank liabilities, non-current

										Maturity
Debtor			Creditor				Type of	Nominal	Effective	1 year to	more than 2	more than 3	more than 4	more than 5	at
Tax ID	Name	Country	Ruth	First Name	Country	Currency	Amortization	Rate	Rate	2 years	up to 3 years	up to 4 years	up to 5 years	years	06.30.2026
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	Foreign	Bank of America N.A.	Chile	UF	At maturity	2.84%	3.14%	-	-	-	-	95,666,174	95,666,174
77.427.659-9	Re-Ciclar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	At maturity	6.54%	6.54%	12,000,000	-	-	-	-	12,000,000
														Total	107,666,174

17.1.3 Bank liabilities, non-current previous year

										Maturity
Debtor			Creditor				Type of	Nominal	Effective	1 year to	More than 2	More than 3	More than 4	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2025
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	Foreign	Bank of America N.A.	Chile	UF	At maturity	2.84%	3.14%	-	-	-	-	92,960,991	92,960,991
77.427.659-9	Re-Ciclar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	At maturity	6.54%	6.54%	-	12,000,000	-	-	-	12,000,000
														Total	104,960,991

17.1.4 Current and non-current bank obligations "Restrictions"

Bank obligations are not subject to financial restrictions for the periods reported.

17.2	Bond obligations

On June 1, 2026, Embotelladora Andina completed the final principal repayment of its Series B local bond, corresponding to sub-series B1 and B2, in the amount of UF 180,096, representing 100% of the outstanding principal balance. The bond was originally issued on June 1, 2001, for an aggregate principal amount of UF 2,800,000.

The composition of corporate bonds issued on the public markets of the United States, Switzerland, and Chile is as follows:

	Current		Non-current		Total
Composition of bonds payable	06.30.2026	12.31.2025	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds payable face value	20,459,204	24,451,704	1,014,183,142	998,729,102	1,034,642,346	1,023,180,806
Issuance expenses and discounts associated with placement	(630,356)	(643,499)	(6,855,844)	(7,128,501)	(7,486,200)	(7,772,000)
	19,828,848	23,808,205	1,007,327,298	991,600,601	1,027,156,146	1,015,408,806

17.2.1	Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

								Current		Non-current
	Series	Current nominal amount	Adjustment Unit	Nominal Interest Rate	Effective Interest Rate	Final maturity	Interest payment	06.30.2026 ThCh$	12.31.2025 ThCh$	06.30.2026 ThCh$	12.31.2025 ThCh$
Bonds
CMF Line 254 06.13.2001	B	-	UF	6.50%	7.11%	06.01.2026	Semiannual	-	6,969,624	-	-
CMF Line 641 08.23.2010	Bekop-C	749,999	UF	4.00%	3.64%	08.15.2031	Semiannual	6,021,134	5,900,241	25,048,819	27,087,238
CMF Line 760 08.20.2013	D	4,000,000	UF	3.80%	3.80%	08.16.2034	Semiannual	2,288,007	2,226,780	163,281,240	158,911,840
CMF Line 760 04.02.2014	E	3,000,000	UF	3.75%	3.70%	03.01.2035	Semiannual	1,516,564	1,475,993	122,461,016	119,183,952
CMF Line 912 10.10.2018	F	5,700,000	UF	2.80%	2.85%	09.25.2039	Semiannual	1,705,350	1,659,714	232,675,767	226,449,372
U.S. Bonds 2050 01.21.2020	-	300,000,000	USD	3.95%	4.09%	01.21.2050	Semiannual	4,826,617	4,747,692	276,663,000	272,139,000
Swiss Bond 2023 09.20.2023	-	170,000,000	CHF	2.72%	3.02%	09.20.2028	Annual	4,101,532	1,471,660	194,053,300	194,957,700
							Total	20,459,204	24,451,704	1,014,183,142	998,729,102

17.2.2 Non-current maturities

		Year of maturity				Total non-current
	Series	More than 1 to 2	More than 2 up to 3	More than 3 up to 4	More than 5	06.30.2026
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Line 254 06.13.2001	B	-	-	-	-	-
CMF Line 641 08.23.2010	BEKOP-C	5,566,404	5,566,404	5,566,402	8,349,609	25,048,819
CMF Line 760 08.20.2013	D	-	-	-	163,281,240	163,281,240
CMF Line 760 04.02.2014	E	-	-	-	122,461,016	122,461,016
CMF Line 912 10.10.2018	F	-	-	-	232,675,767	232,675,767
U.S. Bonds 2050 01.21.2020	-	-	-	-	276,663,000	276,663,000
Swiss Bond 2023 09.20.2023	-	-	-	-	194,053,300	194,053,300
Total		5,566,404	5,566,404	5,566,402	997,483,932	1,014,183,142

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	Moody’s Local CL Compañía Clasificadora de Riesgo Limitada rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

Baa1	:	Moody’s Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4 Restrictions

17.2.4.1 Restrictions on bonds placed abroad.

Obligations with bonds placed abroad are not subject to financial restrictions for the reporting periods.

17.2.4.2 Restrictions on bonds placed in the local market.

Embotelladora Andina has the following restrictions associated with bonds issued in the local market:

Financial Covenants:

•	Indebtedness Level:

Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

Definitions:

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

•	Net Financial Coverage:

Maintain a “Net Financial Coverage” ratio greater than 3 times in its quarterly financial statements.

Definitions:

Net financial coverage means the ratio between the issuer's EBITDA of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account.

However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

•	Consolidated Assets:

Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Definitions:

“Unsecured Consolidated Liabilities Payable” shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those having a pledge, mortgage or real encumbrances that operate solely by law.

Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The financial information used to calculate the restrictions is as follows:

06.30.2026
ThCh$
Consolidated Net Financial Liabilities (4-quarter average)	767,747,846
Consolidated assets free of any liens, mortgages, or other encumbrances	3,334,185,831
Consolidated unsecured current liabilities	2,004,118,522
EBITDA (LTM)	643,661,544
Net financial expenses (LTM)	(45,234,725)

The distribution of these covenants by line and by coupon is as follows:

Line	Series	Indebtedness Level		Assets free of liens, mortgages, or encumbrances / Consolidated unsecured current liabilities		Net Financial Coverage
		Limit: < 3.5x		Limit: > 1.3x		Limit > 3.0x
641	BEKOP-C	1.19	x	1.66	x	14.23	x
760	D	1.19	x	1.66	x	N/A
	E	1.19	x	1.66	x	N/A
912	F	1.19	x	1.66	x	N/A

Other covenants:

Series D, E, F:

•	Franchises:

Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of this deed is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow -as defined below- of the audited period immediately before the moment of loss, sale, assignment or transfer.

For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall be regarded as the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: /i/ "Gross Profit" which includes regular activities and cost of sales; less /ii/ "Distribution Costs"; less/iii/ "Administrative Expenses"; plus /iv/ "Participation in profits /losses/ of associates and joint ventures that are accounted for using the equity method"; plus /v/ "Depreciation"; plus /vi/ "Intangibles’ Amortization". For these purposes, losing the territory in question shall be regarded as the non-renewal, rescission, early termination, or cancellation of the license agreement by TCCC for said territory. However, the reason specified in this subsection /b/ shall not apply if, as a result of any loss, sale, assignment, or other disposition in excess of the foregoing forty percent (40%), the applicable territory is licensed, purchased, or otherwise acquired by a Subsidiary or by any company consolidated with the Issuer.

BEKOP-C:

Presents no other covenants.

17.3 Derivative contracts Obligations

See details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1 Current liabilities for leasing agreements

							Maturity		Total
Debtor Entity		Creditor			Type of	Weighted Nominal	Up to	90 days to	at	at
Name	Country	Name	Country	Currency	Amortization	Rate	90 days	1 year	06.30.2026	12.31.2025
							ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora Andina S.A. and Subsidiaries	Brazil	PPE Suppliers	Brazil	BRL	Monthly	14.66%	1,041,120	3,194,278	4,235,398	3,362,394
Embotelladora Andina S.A. and Subsidiaries	Argentina	PPE Suppliers	Argentina	USD	Monthly	14.14%	608,223	911,318	1,519,541	1,050,399
Embotelladora Andina S.A. and Subsidiaries	Argentina	PPE Suppliers	Argentina	ARS	Monthly	40.99%	523,933	81,103	605,036	933,293
Vital Jugos, S.A.	Chile	PPE Suppliers	Chile	USD	Monthly	6.81%	26,744	83,106	109,850	105,918
Vital Jugos, S.A.	Chile	PPE Suppliers	Chile	EUR	Monthly	8.82%	41,394	130,043	171,437	165,778
Envases Central S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	7.20%	703,614	1,445,682	2,149,296	708,281
Transportation Polar, S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	3.68%	192,080	608,749	800,829	781,132
Transportation Polar, S.A.	Chile	PPE Suppliers	Chile	CLP	Monthly	5.62%	12,248	37,793	50,041	-
Transporte Andina Refrescos, Ltda.	Chile	PPE Suppliers	Chile	UF	Monthly	3.19%	893,877	2,051,104	2,944,981	2,360,344
Embotelladora Andina S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	2.94%	34,921	79,730	114,651	23,668
Embotelladora Andina S.A.	Chile	PPE Suppliers	Chile	USD	Monthly	2.32%	41,239	13,800	55,039	134,694
								Total	12,756,099	9,625,901

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts. Assets related to these contracts are presented within Property, Plant, and Equipment, as Right-of-Use Assets.

17.4.2 Non-current liabilities for leasing agreements, as of June 30, 2026

							Maturity
Debtor		Creditor			Type of	Weighted Nominal	1 year to	2 years to	3 years to	4 years to	More than	at
Name	Country	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	06.30.2026
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora Andina S.A. and Subsidiaries	Brazil	PPE Suppliers	Brazil	BRL	Monthly	14.66%	3,274,457	2,477,843	775,237	298,324	-	6,825,861
Embotelladora Andina S.A. and Subsidiaries	Argentina	PPE Suppliers	Argentina	USD	Monthly	14.14%	892,512	802,113	588,445	345,441	403,842	3,032,353
Embotelladora Andina S.A. and Subsidiaries	Argentina	PPE Suppliers	Argentina	ARS	Monthly	40.99%	38,889	10,004	-	-	-	48,893
Vital Jugos S.A.	Chile	PPE Suppliers	Chile	USD	Monthly	6.81%	117,836	104,716	-	-	-	222,552
Vital Jugos S.A.	Chile	PPE Suppliers	Chile	EUR	Monthly	8.82%	30,840	33,807	37,059	40,624	703,462	845,792
Transportes Polar S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	3.68%	863,541	650,871	324,263	16,288	-	1,854,963
Transportes Polar S.A.	Chile	PPE Suppliers	Chile	CLP	Monthly	5.62%	52,927	4,546	-	-	-	57,473
Transporte Andina Refrescos Ltda.	Chile	PPE Suppliers	Chile	UF	Monthly	3.19%	1,950,061	1,172,017	346,270	22,213	-	3,490,561
Embotelladora Andina S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	2.94%	92,578	82,677	33,118	-	-	208,373
											Total	16,586,821

17.4.3 Non-current liabilities for leasing agreements as of December 31, 2025

							Maturity
Debtor		Creditor			Type of	Weighted Nominal	1 year to	2 years to	3 years to	4 years to	More than	at
Name	Country	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2025
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora Andina S.A. and Subsidiaries	Brazil	PPE Suppliers	Brazil	BRL	Monthly	10.64%	2,947,675	2,907,997	1,174,167	737,072	78,041	7,844,952
Embotelladora Andina S.A. and Subsidiaries	Argentina	PPE Suppliers	Argentina	USD	Monthly	12.00%	800,501	548,095	517,513	181,118	-	2,047,227
Embotelladora Andina S.A. and Subsidiaries	Argentina	PPE Suppliers	Argentina	ARS	Monthly	12.00%	347,717	283,199	255,543	255,543	531,983	1,673,985
Vital Jugos S.A.	Chile	PPE Suppliers	Chile	USD	Monthly	6.81%	113,617	121,876	31,829	-	-	267,322
Vital Jugos S.A.	Chile	PPE Suppliers	Chile	EUR	Monthly	8.82%	181,726	199,208	218,371	239,378	106,415	945,098
Transportes Polar S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	3.54%	815,053	827,593	453,359	110,154	-	2,206,159
Transporte Andina Refrescos Ltda.	Chile	PPE Suppliers	Chile	UF	Monthly	3.77%	1,620,183	1,494,166	325,584	64,915	-	3,504,848
Embotelladora Andina S.A.	Chile	PPE Suppliers	Chile	UF	Monthly	2.43%	30,266	34,133	35,321	-	-	99,720
											Total	18,589,311

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

The composition of trade accounts payable and other current accounts payable is as follows:

Class	06.30.2026	12.31.2025
	ThCh$	ThCh$
Current	379,347,048	480,396,027
Non-current	259,160	685,605
Total	379,606,208	481,081,632

Description	06.30.2026	12.31.2025
	ThCh$	ThCh$
Trade accounts payable	243,384,091	325,109,831
Withholding tax	71,836,647	94,607,257
Other (1)	64,385,470	61,364,544
Total	379,606,208	481,081,632

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga ("CBI"). See Note 6 for further information.

19 – OTHER PROVISIONS CURRENT AND NON-CURRENT

19.1	Balances

The composition of the provisions is as follows:

Description	06.30.2026	12.31.2025
	ThCh$	ThCh$
Litigation (1)	64,822,810	57,811,209
Total	64,822,810	57,811,209

Current	3,627,340	2,433,147
Non-current	61,195,470	55,378,062
Total	64,822,810	57,811,209

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	06.30.2026	12.31.2025
	ThCh$	ThCh$
Tax contingencies	33,152,404	30,024,767
Labor contingencies	15,883,806	14,014,847
Civil contingencies	15,786,600	13,771,595
Total	64,822,810	57,811,209

19.2	Movements

The movement of the main items included as provisions for litigation is detailed below:

Description	06.30.2026	12.31.2025
	ThCh$	ThCh$
Opening balance as of January 1	57,811,209	55,245,799
Additional provisions	-	-
Increase (decrease) in existing provisions	5,790,467	15,586,469
Provision used (payments made against the provision)	(3,149,514)	(14,046,529)
Reversal of unused provision	(39,167)	(24,173)
Increase (decrease) due to foreign exchange rate differences	4,409,815	1,049,643
Total	64,822,810	57,811,209

20 – OTHER NON-FINANCIAL LIABILITIES

The breakdown of other current and non-current liabilities at the end of each period is as follows:

	Current		Non-current
Description	06.30.2026	12.31.2025	06.30.2026	12.31.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Dividends payable	506,865	412,358	-	-
Other	18,889	77,609	4,282,503 (1)	3,782,958 (1)
Total	525,754	489,967	4,282,503	3,782,958

(1) Mainly corresponds to a property tax liability in Brazil.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	06.30.2026	12.31.2025
A	473,289,301	473,289,301
B	473,281,303	473,281.303

21.1.1	Capital

	Paid-in and subscribed capital
Series	06.30.2026	12.31.2025
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elects 12 of the 14 Directors.
•	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net profit, unless otherwise decided by unanimous vote of the shareholders. If there is no net profit in a given year, the Company will not be legally required to distribute dividends from accumulated earnings, unless approved by the General Shareholders' Meeting. At the General Shareholders' Meeting held in April 2026, the shareholders approved the ratification of the distribution of interim dividends paid against fiscal year 2025.

In accordance with Notice No. 1,945 of the Financial Market Commission (CMF) dated September 29, 2009, the Company's Board of Directors decided to maintain the initial adjustments from the adoption of IFRS as retained earnings, the distribution of which is conditional upon their future realization.

The dividends declared and paid per share during the current period are as follows:

Periods Approval - Payment		Characteristic of the dividend	Profits allocated to dividends	CLP Series A	CLP Series B
09.31.2025	10.23.2025	Interim	2025 results	35.00	38.50
11.25.2025	12.18.2025	Interim	2025 results	20.00	22.00
04.16.2026	05.14.2026	Final	2025 results	102.00	112.20

21.3	Other reserves

The balance of other reserves is composed as follows:

Item	06.30.2026	06.30.2025
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(615,581,269)	(656,823,744)
Cash flow hedge reserve	(13,613,939)	(13,104,834
Reserve for employee benefit actuarial gains or losses	(8,636,765)	(8,168,053)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(204,680,347)	(244,945,005)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Foreign currency translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	06.30.2026	06.30.2025
	ThCh$	ThCh$
Brazil	(107,772,618)	(123,878,292)
Argentina	(595,842,621)	(545,641,605)
Paraguay	88,033,970	12,696,153
Total	(615,581,269)	(656,823,744)

The movement of this reserve for the periods ended on the dates below is as follows:

Description	06.30.2026	06.30.2025
	ThCh$	ThCh$
Brazil	32,545,966	25,484,574
Argentina	(462,746)	(64,453,244)
Paraguay	34,251,671	(18,595,815)
Total	66,334,891	(57,564,485)

21.3.3	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts have expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.4	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.5	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Percentage %		Equity		Results
			June	June	June	June
Description	2026	2025	2026	2025	2026	2025
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.01710	0.01710	54,836	52,175	4,371	3,937
Andina Empaques Argentina S.A.	0.02090	0.02090	6,511	5,573	27	162
Paraguay Refrescos S.A.	2.16970	2.16970	7,986,970	5,869,172	817,860	690,879
Vital S.A.	35.00000	35.00000	11,048,029	10,344,097	325,367	113,349
Vital Aguas S.A.	33.50000	33.50000	5,227,133	5,013,730	124,427	104,152
Envases Central S.A.	40.73000	40.73000	9,661,264	8,684,963	346,344	159,942
Andina Inversiones Societarias SpA	0.000001	0.000001	38	36	1	-
Re-Ciclar S.A.	40.00000	40.00000	6,528,670	6,905,988	(337,657)	(1,107,129)
Total			40,513,451	36,875,734	1,280,740	(34,708)

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	06.30.2026
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	64,239,612	70,662,432	134,902,044
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Basic and diluted earnings per share (CLP)	135.73	149.30	142.52

Earnings per share	06.30.2025
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	54,090,605	59,498,705	113,589,310
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Basic and diluted earnings per share (CLP)	114.29	125.72	120.00

22 – DERIVATIVE ASSETS AND LIABILITIES

As of the date of these financial statements, Embotelladora Andina maintains cross currency swaps, currency forwards, and commodity swaps as derivative financial instruments.

Cross currency swaps (CCS), also known as interest rate and currency swaps, are valued by discounting expected future cash flows using current market rates for the currencies and rates involved in each transaction.

The fair value of currency forward contracts is determined based on the forward exchange rates in effect for contracts with similar maturity profiles, in accordance with market conditions at the closing date.

The fair value of commodity swaps is determined based on expected future cash flows, calculated using current market prices for futures contracts and considering the agreed maturity dates.

As of the date of these financial statements, the Company holds the following derivative assets and liabilities, recognized at fair value:

22.1	Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, related to Local Bonds (Chile)

As of the closing date of these financial statements, the Company maintains derivative contracts aimed at hedging part of its bond debt issued in Unidades de Fomento (UF), for a total amount of UF 7,749,999 (UF 7,992,694 as of December 31, 2025), for the purpose of converting these obligations to Chilean pesos (CLP).

The fair value measurement of these contracts at year-end resulted in a non-current asset of ThCh$ 94,093,740 (ThCh$ 91,164,876 as of December 31, 2025), which is presented under “Other non-current financial assets.”

The maturity dates of the derivative contracts are distributed over the years 2031, 2034, and 2035.

Cross Currency Swaps, related to International Bonds (USA and Switzerland)

At period-end, the Company has derivative contracts linked to US dollar-denominated obligations totaling USD 300 million, of which USD 150 million is converted to inflation-indexed Chilean pesos (UF) and USD150 million to nominal Chilean pesos (CLP), both maturing in 2050. In addition, the Company holds derivatives linked to the Swiss franc (CHF) totaling CHF 170 million, converted to Brazilian reais (BRL), maturing in 2028.

The fair value measurement of the aforementioned contracts resulted in the following balances: The first contract records a non-current liability of ThCh$ 27,214,044, while the second contract presents a non-current liability of ThCh$ 32,611,154. Together, these contracts total a liability of ThCh$ 59,825,198 compared to ThCh$ 76,644,920 as of December 31, 2025.

The contract denominated in Swiss francs reflects a non-current asset of ThCh$ 32,465,970, compared to ThCh$ 51,810,982 as of December 31, 2025.

Exchange rate fluctuations associated with financial liabilities denominated in USD and Swiss francs are recognized in income, while the valuation effects of hedging instruments are recognized in comprehensive income, in accordance with IFRS 9 – Financial Instruments.

22.2	Forward currency contracts for highly probable expected transactions:

During the 2026 period and the 2025 fiscal year, Embotelladora Andina S.A. entered into currency forward contracts for the purpose of securing the exchange rate applicable to future purchases of raw materials for its four operations.

USD/ARS, USD/BRL, USD/CLP, and USD/PYG instruments were contracted, which at the closing date of these financial statements amount to USD 90.0 million (USD 90.3 million as of December 31, 2025), corresponding to the purchase requirements for raw materials denominated in U.S. dollars.

Forward contracts that secure future commodity prices have been designated as accounting hedging instruments, as they meet the documentation and effectiveness requirements of IFRS. Consequently, changes in the fair value of these instruments are recognized in other comprehensive income.

The contracts mentioned above reflect current assets of ThCh$ 1,150,182 (ThCh$ 527,171 as of December 31, 2025) and current liabilities of ThCh$ 1,604,998 (ThCh$ 2,300,456 as of December 31, 2025).

22.3	Raw material swap for highly probable expected transactions:

The Company entered into No. 5 sugar swap contracts to hedge the price of future sugar purchases for its Chilean operations. At the date of these financial statements, the outstanding contracts amounted to USD 14.4 million. The contract reflects current assets of ThCh$ 1,407,599 (ThCh$ 130,306 as of December 31, 2025) and liabilities of ThCh$ 183 (ThCh$ 133,282 as of December 31, 2025).

In addition, it entered into sugar swap contracts No. 11 to secure the price of future sugar purchases for its Brazilian operations. At the closing date of these financial statements, the outstanding contracts amounted to USD 7.9 million. The contracts reflect a current liability of ThCh$ 772,086 (ThCh$ 1,183,977 as of December 31, 2025).

Forward contracts that hedge future raw material prices have been designated as hedging contracts as they meet the documentation requirements of IFRS, and therefore their effects on changes in fair value are recognized in other comprehensive income.

22.4	Fair value hierarchies

At the closing date of these financial statements, the Company has assets from derivative contracts amounting to ThCh$ 129,117,491 (ThCh$ 143,633,334 as of December 31, 2025) and liabilities from derivative contracts of ThCh$ 62,202,465 (ThCh$ 80,262,635 as of December 31, 2025).

Hedging contracts associated with existing items have been classified in the same accounting category as the hedged items, while derivative contracts related to expected items are presented within current financial assets and liabilities.

All hedging contracts are recognized at fair value in the consolidated statement of financial position, in accordance with the provisions of IFRS 9 – Financial Instruments.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair value measurement as of June 30, 2026
	Quoted prices in active markets for identical assets	Observable	Unobservable
	and liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	2,557,781	-	2,557,781
Other non-current financial assets	-	126,559,710	-	126,559,710
Total assets	-	129,117,491	-	129,117,491

Liabilities
Other current financial liabilities	-	2,377,267	-	2,377,267
Other non-current financial liabilities	-	59,825,198	-	59,825,198
Total liabilities	-	62,202,465	-	62,202,465

	Fair value measurement as of December 31, 2025
	Quoted prices in active markets for identical assets	Observable	Unobservable
	and liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	657,477	-	657,477
Other non-current financial assets	-	142,975,857	-	142,975,857
Total assets	-	143,633,334	-	143,633,334

Liabilities
Other current financial liabilities	-	3,617,715	-	3,617,715
Other non-current financial liabilities	-	76,644,920	-	76,644,920
Total liabilities	-	80,262,635	-	80,262,635

23 – LITIGATION AND CONTINGENCIES

23.1 Lawsuits or other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries are not subject to any material legal or non-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. are facing legal proceedings of a labor, tax, civil, and commercial nature. The accounting provisions to cover the contingencies of a possible loss from these lawsuits amount to ThCh$ 806,366 (ThCh$ 699,235 as of December 31, 2025). Based on the opinion of our legal advisors, management considers it unlikely that non-provisioned contingencies will materially affect the Company's results and equity. In addition, Embotelladora del Atlántico S.A. maintains ThCh$ 144,879 (ThCh$ 21,331 as of December 31, 2025) in time deposits to guarantee judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. is facing labor, tax, civil, and commercial legal proceedings. Accounting provisions to cover contingencies for a possible loss in these proceedings amount to ThCh$ 60,389,104 (ThCh$ 54,678,827 as of December 31, 2025). Based on the opinion of our legal advisors, management considers it unlikely that non-provisioned contingencies will materially affect the Company's results and equity. As is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets pledged as collateral to ensure compliance with certain proceedings, regardless of whether they have been classified as remote or probable losses. The amounts deposited or pledged as legal collateral amount to ThCh$ 27,634,779 (ThCh$ 25,362,998 as of December 31, 2025).

Part of the assets pledged as collateral by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,744,991,086 with various financial institutions and insurance companies in Brazil, through which, for an annual commission of 0.13%, said institutions are responsible for complying with the obligations to the Brazilian tax authorities in the event of a dispute against Rio de Janeiro Refrescos Ltda. and in the event that the latter is unable to comply with the aforementioned obligation. Additionally, in the event of the aforementioned situation, there is a counter-guarantee agreement with the same financial institutions and insurance companies, in which Rio de Janeiro Refrescos Ltda. undertakes to pay them the amounts disbursed to the Brazilian tax authorities.

The main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies for Industrialized Products Tax (IPI) credits.

Rio de Janeiro Refrescos is party to a series of ongoing proceedings in which the Brazilian federal tax authorities are demanding payment of value added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,843,365,333 as of the date of these financial statements.

The Company does not agree with the Brazilian tax authority's position in these proceedings and believes that it was entitled to claim the IPI tax credits in relation to its purchases of certain exempt inputs from suppliers located in the Manaus Free Trade Zone.

Based on the opinion of its advisors and the court rulings obtained to date, management believes that these proceedings do not represent probable losses and, under accounting criteria, provisions for these cases are not applicable.

Notwithstanding the above, financial reporting standards related to business combinations in the area of purchase price allocation establish that contingencies must be assessed individually based on their probability of occurrence and discounted to fair value from the date on which the loss is estimated to be incurred. Based on the purchase of the Ipiranga Beverages company in 2013 and this criterion, and despite the existence of contingencies classified as only possible for BRL 680,470,727 (amount includes adjustments to pending lawsuits), an initial provision of BRL 124,862,349 was recorded in the accounting for the business combination.

b)	Other tax contingencies.

These refer to ICMS-SP tax administrative proceedings challenging credits arising from the acquisition of tax-exempt products purchased by the Company from a supplier located in the Manaus Free Trade Zone. The total amount is BRL 385,758,200, which is being assessed by external lawyers as a remote loss and therefore has no accounting provision.

The company was questioned by the federal tax authority regarding the tax deductibility of part of the goodwill in the period from 2014 to 2016 derived from the acquisition of Compañía de Bebidas Ipiranga. The tax authority understands that the acquirer of Compañía de Bebidas Ipiranga was Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the opinion of external lawyers, this assertion is erroneous; they classify it as a possible loss, and therefore no accounting provision has been made. The amount involved in this case is BRL 476,406,027 as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries are facing tax, commercial, labor, and other lawsuits. Accounting provisions to cover contingencies for possible losses arising from these lawsuits amount to ThCh$ 3,570,060 (ThCh$ 2,379,469 as of December 31, 2025). Management considers it unlikely that non-provisioned contingencies will affect the Company's results and equity, in accordance with the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. is facing tax, commercial, labor, and other lawsuits. The accounting provisions to cover contingencies for possible losses arising from these lawsuits amount to ThCh$ 57,280 (ThCh$ 53,678 as of December 31, 2025). Management considers it unlikely that the unprovided contingencies will affect the Company's results and equity, in accordance with the opinion of its legal advisors.

23.2	Direct guarantees and restricted assets:

Direct guarantees and restricted assets are as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Carrying amount
Creditor of the guarantee	Name of debtor	Relationship	Collateral	Type	06.30.2026	12.31.2025
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Receivables and Other Accounts Receivable	81,090	154,080
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent	Financial asset	Other current financial assets	1,403,456	1,361,892
Mall Plaza S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Receivables and Other Accounts Receivable	542,935	881,130
Metro S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Receivables and Other Accounts Receivable	-	23,996
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Receivables and Other Accounts Receivable	166,139	323,386
Inmobiliaria Avanza Park S.p.A.	Embotelladora Andina, S.A.	Parent	Guarantee receipt	Trade Receivables and Other Accounts Receivable	98,686	96,046
Sociedad de Rentas Inmobiliarias Ltda.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Receivables and Other Accounts Receivable	32,277	82,919
Compañía general de electricidad S.A	Transportes Polar S.A.	Subsidiary	Guarantee receipt	Trade Receivables and Other Accounts Receivable	23,630	26,837
Logistical leases	Transportes Polar S.A.	Subsidiary	Guarantee receipt	Trade Receivables and Other Accounts Receivable	33,321	30,114
Employee claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	9,629,901	8,863,041
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,945,100	6,265,150
Government agencies	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and Equipment	Property, Plant, and Equipment	11,059,778	10,234,807
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	19
Nicanor lopez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-financial non-current assets	-	13
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	655
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-financial non-current assets	-	1,376
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	56
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,591	8,607
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	112
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	55
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	152
Other	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-financial non-current assets	126,681	42
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,803	7,817
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,805	1,652
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	156
José Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	617
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant, and Equipment	4,763	5,515
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant, and Equipment	3,639	3,311
Rental guarantee	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant, and Equipment	909	1,361
Sofía Cartes	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant, and Equipment	3,142	3,220

Guarantees that do not compromise assets recognized in the Financial Statements:

	Committed assets				Amounts involved
Creditor of the guarantee	Debtor name	Relationship	Guarantee	Type	06.30.2026	12.31.2025
					ThCh$	ThCh$
Labor proceedings	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	6,451,612	5,980,781
Administrative proceedings	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	95,082,394	88,143,399
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	236,743,418	219,466,178
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	148,867,674	138,003,496
Other	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	1,874,380	1,737,590
Ezeiza Customs	Andina Empaques Argentina S.A.	Subsidiary	Surety Bond	Due performance of the contract	456,342	346,823
Ezeiza Customs	Embotelladora del Atlántico S.A.	Subsidiary	Surety bond	Due performance of the contract	3,684	-

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all of its debt obligations at a fixed rate, in order to avoid fluctuations in financial expenses that could arise from possible increases in interest rates.

The Company's indebtedness corresponds to six bonds issued in the Chilean local market at a fixed rate, which have a total outstanding balance of UF 13.62 million, denominated in Unidades de Fomento (UF), a unit indexed to inflation in Chile. Given that the Company's sales are correlated with the variation of the UF, this structure allows for an adequate correspondence between income and obligations. In addition, the Company has a bilateral loan denominated in Unidades de Fomento (UF), with a current outstanding balance of UF 2.36 million.

Of the total local bonds, five have been redenominated through derivative instruments to Chilean pesos (CLP), both in terms of their rate and notional value, maintaining the original structure of the bond.

Furthermore, the Company has debt in the international market through a 144A/Reg S bond issued in the United States, at a fixed rate in USD, for a total amount of USD 300 million. Of this amount, USD 150 million has been redenominated through derivatives to Chilean pesos adjusted for inflation (UF), and the remaining USD 150 million has been redenominated to nominal Chilean pesos (CLP), in both cases maintaining the original structure of the bond.

Likewise, in September 2023, the Company issued a bond in the Swiss market for CHF 170 million at a fixed rate in Swiss francs, which has been redenominated through derivative instruments to Brazilian reais (BRL), both in its rate and notional value, maintaining the structure of the original bond.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client base of more than 276 thousand clients, implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)	Exposure of foreign investments:

This risk arises from converting net investments from each country's functional currency (Brazilian real, Argentine peso, or Paraguayan guaraní) to the presentation currency of the parent company (Chilean peso). Appreciation or devaluation of the Chilean peso against each country's functional currency gives rise to respective decreases or increases in equity. The Company does not hedge this risk.

The Company assesses fluctuations in the currencies used in its operations relative to the presentation currency of the financial statements through a sensitivity analysis of total assets, total liabilities, and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Variation in exchange rate at actual closing June 2026 vs. December 2025	1.7%	8.1%	-0.2%	9.9%

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total Assets	1,100,503,922	500,264,212	448,599,422
Total Liabilities	772,500,609	154,734,680	80,491,916
Net Investment	328,003,313	345,529,532	368,107,506
Share on income	30.1%	22.4%	9.9%

	BRL/CLP	ARS/CLP	PGY/CLP
Impact of a 10% variation in the Jun-26 exchange rate:
vs. Closing FX June 2026	-10.0%	-10.0%	-10.0%
vs. Closing FX December 2025	-3.7%	-10.2%	-3.5%

Variation impact on results	(5,333,121)	(2,576,275)	(3,769,393)
Variation impact on equity	(35,576,063)	(34,552,953)	(44,944,328)

The scenario presented illustrates the sensitivity of the exchange rate, assuming a 10% decline in real exchange rates as of the reporting date. This analysis shows how the conversion of local currencies into the Group’s financial statement presentation currency would affect the income and equity of the various Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in USD, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is exposed to the risk of price fluctuations in international markets, mainly for sugar, PET resin, and aluminum, which are the main inputs used in the production of beverages and packaging and together represent between 35% and 40% of operating costs. To mitigate and/or stabilize this risk, the Company frequently enters into supply contracts and makes advance purchases when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

As of June 30, 2026	Payments on the year of maturity
Category	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	11,437,042	12,000,000	-	-	95,666,174
Bonds payable	20,459,204	5,566,404	5,566,404	5,566,402	1,057,309,130
Lease obligations	12,756,099	7,313,641	5,338,594	2,104,392	1,830,194
Contractual obligations (1)	90,201,328	33,040,337	21,885,674	21,236,926	1,695,552
Total	134,853,673	57,920,382	32,790,672	28,907,720	1,156,501,050

As of December 31, 2025	Payments on the year of maturity
Category	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	11,820,186	-	12,000,000	-	92,960,991
Bonds payable	24,451,704	5,417,447	5,417,447	5,417,447	1,059,121,681
Lease obligations	9,625,901	6,856,744	6,416,267	3,011,688	2,304,612
Contractual obligations (1)	142,577,913	39,637,714	19,997,451	19,180,962	1,301,518
Total	188,475,704	51,911,905	43,831,165	27,610,097	1,155,688,802

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – REVENUE FROM ORDINARY ACTIVITIES

The Company’s revenue mainly arises from the sale of beverages and related products. For presentation purposes, revenue is classified into the following categories:

•	Non-alcoholic beverages: Includes soft drinks, juices, water, and other non-alcoholic beverages commercialized under brands owned by The Coca-Cola Company and Monster Beverage Corporation.

•	Alcoholic beverages: Includes beers and other alcoholic beverages distributed by the Company.

•	Other revenue: Mainly relates to the sale of pulp, packaging, cases, bottles, and other materials used in operations.

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Non-alcoholic beverages	1,558,788,359	1,435,932,708	734,266,108	656,383,961
Alcoholic beverages	166,610,214	160,778,783	76,435,251	74,192,790
Other revenue	19,046,270	15,968,042	9,385,877	7,577,293
Total	1,744,444,843	1,612,679,533	820,087,236	738,154,044

26 – EXPENSES BY NATURE

The breakdown of other expenses by nature is as follows:

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	(822,180,958)	(796,103,006)	(385,814,544)	(363,940,862)
Employee expenses	(258,115,796)	(239,501,378)	(113,250,203)	(118,673,453)
Transportation and distribution	(147,564,206)	(132,855,233)	(71,943,083)	(50,448,659)
Advertisement	(36,470,402)	(23,811,601)	(16,756,421)	(7,828,603)
Depreciation and amortization	(91,364,433)	(77,967,013)	(46,315,419)	(39,449,158)
Repairs and maintenance	(30,647,367)	(29,011,041)	(28,099,873)	(26,310,465)
Other Expenses	(115,880,310)	(102,867,883)	(64,672,820)	(51,630,037)
Total (1)	(1,502,223,472)	(1,402,117,155)	(726,852,363)	(658,281,237)

(1)	Corresponds to the addition of the cost of sales, administrative expenses, and distribution costs.

27 – OTHER INCOME

The breakdown of other income by function is as follows:

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on sale of property, plant, and equipment	53,754	556,070	24,706	419,562
Revenue from PIS-COFINS Credit Recovery (1)	-	713,250	-	713,250
Revenue from Construction Contract Compensation	-	2,836,126	-	2,836,127
Other	492,927	362,839	207,058	210,283
Total	546,681	4,468,285	231,764	4,179,222

(1)	See Note 6 (2) for more information on the recovery.

28 – OTHER EXPENSES BY FUNCTION

The breakdown of other expenses by function is as follows:

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and associated non-operating fees (1)	(9,448,879)	(4,317,732)	(5,045,026)	(4,938,006)
Tax on bank debits	(3,983,336)	(3,939,368)	(1,601,618)	(1,679,623)
Write-offs, disposals, and loss (gain) on sale of property, plant and equipment	(790,171)	(1,594,216)	(361,475)	(632,240)
Other	(507,499)	(3,228,832)	(184,955)	(3,027,427)
Total	(14,729,885)	(13,080,148)	(7,193,074)	(10,277,296)

(1)	In 2025, it includes a tax provision reversal at Rio de Janeiro Refrescos Ltda. in the amount of CLP 3,680,094.

29 – FINANCIAL INCOME AND EXPENSES

The breakdown of financial income and expenses is as follows:

a)	Financial income

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	8,071,743	3,680,076	3,591,114	1,734,212
Ipiranga purchase warranty restatement	32,483	193,646	16,732	96,343
From PIS and COFINS credits (1)	1,461,591	-	733,057	-
Other financial income	1,210,010	3,616,904	604,741	1,973,655
Total	10,775,827	7,490,626	4,945,644	3,804,210

(1)	This corresponds to the monetary restatement of a tax receivable in Brazil. See Note 6 (2) for further information on the recovery.

b)	Financial costs

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	(26,790,625)	(28,300,476)	(13,760,727)	(14,326,461)
Bank loan interest	(2,035,350)	(1,632,769)	(1,018,993)	(672,447)
Lease interest	(1,426,521)	(1,433,457)	(761,360)	(728,912)
Other financial costs	(3,266,807)	(2,459,773)	(1,589,701)	(724,983)
Total	(33,519,303)	(33,826,475)	(17,130,781)	(16,452,803)

30 – EXCHANGE DIFFERENCES

The breakdown of exchange differences is as follows:

	01.01.2026	01.01.2025	04.01.2026	04.01.2025
Description	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	ThCh$	ThCh$	ThCh$	ThCh$
From suppliers	1,052,077	(4,201,107)	(65,810)	(3,464,494)
From financial assets	471,612	807,930	493,254	589,902
From financial liabilities	474,994	(433,389)	(82,727)	(197,532)
Other	7,305,510	357,032	598,199	465,351
Total	9,304,193	(3,469,534)	942,916	(2,606,773)

31 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	06.30.2026	12.31.2025
	ThCh$	ThCh$
Cash and cash equivalents	322,077,278	296,539,709
USD	18,238,237	21,353,466
EUR	314,464	352,273
CLP	223,686,200	191,155,122
BRL	42,595,795	47,445,694
ARS	14,305,613	11,629,118
PGY	22,936,969	24,604,036

Other current financial assets	49,326,863	45,974,709
CLP	49,235,092	45,447,539
BRL	-	370,343
ARS	91,061	155,482
PGY	710	1,345

Other current non-financial assets	27,622,011	15,985,896
USD	4,240,129	167,005
EUR	2,250	1,041
UF	1,393,316	1,239,018
CLP	6,013,476	5,091,354
BRL	5,753,379	3,248,260
ARS	3,369,217	2,095,384
PGY	6,850,244	4,143,834

Trade and other receivables	251,798,979	339,778,498
USD	5,758,581	1,356,760
UF	355,259	451,075
CLP	127,673,358	174,836,494
BRL	84,945,634	99,911,965
ARS	23,804,533	45,153,473
PGY	9,261,614	18,068,731

Accounts receivable from related entities	8,028,732	15,299,187
USD	1,087,374	1,394,519
CLP	5,389,607	12,446,341
BRL	1,336,704	1,371,835
ARS	215,047	86,492
PGY	-	-

Inventories	328,413,001	304,550,609
CLP	107,476,745	112,599,731
BRL	105,245,881	81,404,081
ARS	85,999,632	82,161,616
PGY	29,690,743	28,385,181

Current tax assets	9,648,811	14,924,173
CLP	2,634,701	4,216,224
BRL	7,014,110	10,707,949

Total current assets	996,915,675	1,033,052,781
USD	29,324,321	24,271,750
EUR	316,714	353,314
UF	1,748,575	1,690,093
CLP	522,109,179	545,792,805
BRL	246,891,503	244,460,127
ARS	127,785,103	141,281,565
PGY	68,740,280	75,203,127

NON-CURRENT ASSETS	06.30.2026	12.31.2025
	ThCh$	ThCh$
Other financial assets, non-current	151,025,907	164,370,936
USD	31,114,546	28,873,574
UF	1,216,865	1,216,865
CLP	64,617,243	63,977,786
BRL	32,465,970	51,810,982
ARS	21,611,283	18,491,729

Other non-financial assets, non-current	81,189,100	82,913,107
USD	-	-
UF	458,195	445,934
CLP	47,532	47,532
BRL	76,399,032	78,586,098
ARS	1,915,735	1,660,095
PGY	2,368,606	2,173,448

Accounts receivable, non-current	194,189	187,644
UF	-	-
CLP	25,039	39,558
ARS	31,537	15,725
PGY	137,613	132,361

Accounts receivable from related entities, non-current	6,146,748	8,000,924
CLP	6,146,748	8,000,924

Investments accounted for using the equity method	92,227,484	87,087,871
CLP	92,227,484	45,641,870
BRL	-	41,446,001

Intangible assets other than goodwill	757,304,711	719,489,720
USD	3,959,421	3,959,421
CLP	329,153,053	326,186,656
BRL	191,777,066	177,701,306
ARS	7,574,102	7,059,802
PGY	224,841,069	204,582,535

Goodwill	152,215,977	137,128,318
CLP	9,523,768	9,523,767
BRL	71,595,187	66,254,592
ARS	61,563,964	52,677,304
PGY	9,533,058	8,672,655

Property, plant, and equipment	1,246,925,263	1,179,385,259
USD	2,001,877	-
CLP	407,593,224	412,746,936
BRL	427,439,426	397,208,409
ARS	275,426,013	242,270,287
PGY	134,464,723	127,159,627

Deferred tax assets	9,331,913	8,788,858
CLP	6,939,867	6,527,688
PGY	2,392,046	2,261,170

Total non-current assets	2,496,561,292	2,387,352,637
USD	37,075,844	32,832,995
EUR	-	-
UF	1,675,060	1,662,799
CLP	916,273,958	872,692,717
BRL	799,676,681	813,007,388
ARS	368,122,634	322,174,942
PGY	373,737,115	344,981,796

	06.30.2026			12.31.2025
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	19,443,981	40,741,917	60,185,898	41,520,465	20,898,525	62,418,990
USD	764,447	5,718,686	6,483,133	3,211,105	3,095,127	6,306,232
EUR	41,394	130,043	171,437	40,028	125,750	165,778
UF	1,824,492	7,683,876	9,508,368	21,422,059	3,134,106	24,556,165
CLP	9,472,891	20,364,622	29,837,513	10,844,518	9,972,566	20,817,084
BRL	2,801,845	3,194,278	5,996,123	2,616,027	2,439,189	5,055,216
ARS	1,966,607	81,103	2,047,710	1,907,554	239,663	2,147,217
PGY	2,572,305	-	2,572,305	542,218	1,892,124	2,434,342
CHF	-	3,569,309	3,569,309	936,956	-	936,956

Trade accounts payable and other current accounts payable	359,478,278	19,868,770	379,347,048	472,851,989	7,544,038	480,396,027
USD	25,693,656	1,752,001	27,445,657	42,212,729	78,726	42,291,455
EUR	3,369,971	3,356	3,373,327	5,528,980	6,360	5,535,340
UF	1,198,950	5,467	1,204,417	1,595,469	1,459	1,596,928
CLP	114,075,965	18,107,946	132,183,911	112,618,619	7,457,493	120,076,112
BRL	138,325,457	-	138,325,457	158,548,956	-	158,548,956
ARS	53,351,027	-	53,351,027	64,252,634	-	64,252,634
PGY	21,170,574	-	21,170,574	85,915,936	-	85,915,936
Other currencies	2,292,678	-	2,292,678	2,178,666	-	2,178,666

Accounts payable to related entities, current	89,611,216	24,332,663	113,943,879	101,388,091	714,462	102,102,553
USD	26,988,713	-	26,988,713
CLP	31,266,977	24,332,663	55,599,640	43,924,974	714,462	44,639,436
BRL	17,456,345	-	17,456,345	36,197,353	-	36,197,353
ARS	13,899,181	-	13,899,181	7,154,967	-	7,154,967
PGY	-	-	-	14,110,797	-	14,110,797

Other current provisions	-	3,627,340	3,627,340	1,076,922	1,356,225	2,433,147
CLP	-	3,570,059	3,570,059	1,076,922	1,302,547	2,379,469
PGY	-	57,281	57,281	-	53,678	53,678

Current tax liabilities	698,570	9,590,286	10,288,856	10,513,700	3,694,162	14,207,862
CLP	698,570	1,266,587	1,965,157	3,497,154	881,495	4,378,649
BRL	-	-	-	7,016,546	-	7,016,546
ARS	-	5,302,201	5,302,201	-	1,680,729	1,680,729
PGY	-	3,021,498	3,021,498	-	1,131,938	1,131,938

Current provisions for employee benefits	18,128,883	32,143,094	50,271,977	51,318,613	17,045,358	68,363,971
CLP	333,766	14,872,818	15,206,584	5,932,159	14,695,203	20,627,362
BRL	17,795,117	-	17,795,117	25,920,317	-	25,920,317
ARS	-	14,856,971	14,856,971	19,466,137	-	19,466,137
PGY	-	2,413,305	2,413,305	-	2,350,155	2,350,155

Other current non-financial liabilities	67,480	458,274	525,754	125,395	364,572	489,967
CLP	56,488	-	56,488	118,896	-	118,896
ARS	10,992	-	10,992	6,499	-	6,499
PGY	-	458,274	458,274	-	364,572	364,572

Total current liabilities	487,428,408	130,762,343	618,190,752	678,795,176	51,617,341	730,412,517
USD	53,446,816	7,470,687	60,917,503	45,423,834	3,173,853	48,597,687
EUR	3,411,365	133,399	3,544,764	5,569,008	132,110	5,701,118
UF	3,023,442	7,689,343	10,712,785	23,017,528	3,135,565	26,153,093
CLP	155,904,657	82,514,695	238,419,352	178,013,243	35,023,765	213,037,008
BRL	176,378,764	3,194,278	179,573,042	230,299,199	2,439,189	232,738,388
ARS	69,227,807	20,240,275	89,468,082	92,787,791	1,920,392	94,708,183
PGY	23,742,879	5,950,358	29,693,237	100,568,951	5,792,467	106,361,418
CHF	-	3,569,309	3,569,309	936,956	-	936,956
Other Currencies	2,292,678	-	2,292,678	2,178,666	-	2,178,666

	06.30.2026				12.31.2025
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	36,126,653	14,081,435	1,141,197,403	1,191,405,491	1,186,476,868	4,602,512	716,443	1,191,795,823
USD	1,917,177	933,887	272,003,366	274,854,430	284,650,789	1,241,538	531,985	286,424,312
EUR	30,840	111,490	703,464	845,794	380,934	457,749	106,415	945,098
UF	4,748,564	11,962,497	326,486,574	343,197,635	97,779,731	991,987	-	98,771,718
CLP	23,628,879	-	348,683,733	372,312,612	603,807,050	-	-	603,807,050
BRL	5,752,300	1,073,561	-	6,825,861	5,855,671	1,911,238	78,043	7,844,952
ARS	48,893	-	-	48,893	74,788	-	-	74,788
CHF	-	-	193,320,266	193,320,266	193,927,905	-	-	193,927,905

Accounts payable, non-current	259,160	-	-	259,160	685,605	-	-	685,605
CLP	259,160	-	-	259,160	685,605	-	-	685,605
ARS	-	-	-	-	-	-	-	-

Accounts payable to related entities,	-	-	-	-	-	-	-	-
BRL	-	-	-	-	-	-	-	-

Other provisions, non-current	61,195,470	-	-	61,195,470	55,378,062	-	-	55,378,062
BRL	60,389,103	-	-	60,389,103	54,678,827	-	-	54,678,827
ARS	806,367	-	-	806,367	699,235	-	-	699,235

Deferred tax liabilities	127,940,399	1,022,854	104,449,458	233,412,711	218,670,687	2,624	-	218,673,311
CLP	1,696,789	1,022,854	104,449,458	107,169,101	104,804,980	2,624	-	104,807,604
BRL	63,993,962	-	-	63,993,962	58,278,145	-	-	58,278,145
ARS	39,775,945	-	-	39,775,945	35,139,065	-	-	35,139,065
PGY	22,473,703	-	-	22,473,703	20,448,497	-	-	20,448,497

Non-current provisions for employee benefits	24,191,196	298,728	-	24,489,924	23,123,294	-	-	23,123,294
CLP	23,380,187	298,728	-	23,678,915	22,336,827	-	-	22,336,827
ARS	-	-	-	-	-	-	-	-
PGY	811,009	-	-	811,009	786,467	-	-	786,467

Other non-financial liabilities	4,282,503	-	-	4,282,503	3,782,958	-	-	3,782,958
BRL	4,282,503	-	-	4,282,503	3,782,958	-	-	3,782,958
ARS

Total non-current liabilities	253,995,381	15,403,017	1,245,646,861	1,515,045,259	1,488,117,474	4,605,136	716,443	1,493,439,053
USD	1,917,177	933,887	272,003,366	274,854,430	284,650,789	1,241,538	531,985	286,424,312
EUR	30,840	111,490	703,464	845,794	380,934	457,749	106,415	945,098
UF	4,748,564	11,962,497	326,486,574	343,197,635	97,779,731	991,987	-	98,771,718
CLP	48,965,015	1,321,582	453,133,191	503,419,788	731,634,462	2,624	-	731,637,086
BRL	134,417,868	1,073,561	-	135,491,429	122,595,601	1,911,238	78,043	124,584,882
ARS	40,631,205	-	-	40,631,205	35,913,088	-	-	35,913,088
PGY	23,284,712	-	-	23,284,712	21,234,964	-	-	21,234,964
CHF	-	-	193,320,266	193,320,266	193,927,905	-	-	193,927,905

32 – ENVIRONMENT (non-audited)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting, and other studies.

The breakdown of these disbursements by country is as follows:

	2026 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	Expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	3,863,027	97,462	2,502,589	899,203
Argentina	1,938,662	-	-	-
Brazil	1,291,855	10,577	-	-
Paraguay	182,220	-	-	-
Total	7,275,764	108,039	2,502,589	899,203

33 – SUBSEQUENT EVENTS

No events have occurred since June 30, 2026 that could significantly affect the Company's consolidated financial position.

Appendix I

Additional Information Required by the Financial Market Commission (CMF) on Suppliers and Other Accounts Payable.

This appendix forms an integral part of the Consolidated Financial Statements of Embotelladora Andina S.A. and subsidiaries.

Information as of June 30, 2026

Suppliers paid on time
	Amounts according to payment terms
Type of supplier	up to 30 days	31–60	61–90	91–120	121–365	366 and more	Total ThCh$	Average payment period (days)
Products	65,802,409	31,780,367	14,874,931	6,934,894	-	-	119,392,601	29
Services	39,835,282	1,112,481	31,061	5,883	35,880	-	41,020,587	22
Other	31,705,368	-	-	21,695,853	-	-	53,401,221	32
Total ThCh$	137,343,059	32,892,848	14,905,992	28,636,630	35,880	-	213,814,409

Suppliers with overdue payments
	Amounts according to days overdue
Type of Supplier	up to 30 days	31–60	61–90	91–120	121–180	181 and over	Total ThCh$
Products	9,320,444	1,827,120	1,269,430	977,592	2,766,818	2,171,162	18,332,566
Services	5,963,659	1,892,697	1,129,190	161,240	1,434,724	655,606	11,237,116
Other	-	-	-	-	-	-	-
Total ThCh$	15,284,103	3,719,817	2,398,620	1,138,832	4,201,542	2,826,768	29,569,682

Information as of December 31, 2025:

Suppliers paid on time
	Amounts according to payment terms
Type of Supplier	up to 30 days	31–60	61–90	91–120	121–365	366 and more	Total ThCh$	Average payment period (days)
Products	130,436,793	29,809,709	6,172,795	2,626,849	-	-	169,046,146	30
Services	65,134,845	975,753	2,131,320	67,098	37,259	-	68,346,275	25
Other	45,214,481	-	-	-	-	-	45,214,481	30
Total ThCh$	240,786,119	30,785,462	8,304,115	2,693,947	37,259	-	282,606,902

Suppliers with overdue payments
	Amounts according to days overdue
Type of Supplier	up to 30 days	31–60	61–90	91–120	121–180	181 and over	Total ThCh$
Products	23,892,054	1,945,909	196,668	128,926	449,511	1,819,474	28,432,542
Services	10,555,456	1,093,627	505,288	494,673	555,906	836,077	14,041,027
Other	-	-	-	557	21,761	7,042	29,360
Total ThCh$	34,447,510	3,039,536	701,956	624,156	1,027,178	2,662,593	42,502,929

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, August 07, 2026